
tellabs
08042922

Tellabs and the state of the industry

2007

Dramatic change is under way in the telecommunications industry. Users want more mobile, video and high-speed Internet services. Telecom service providers must transform networks to meet user needs. Amid consolidation by service providers and competitors, Tellabs sees hypercompetition and increased pricing pressure.

We understand the challenges facing Tellabs. Our new products are winning new customers. We are on course to improve financial performance as we work to increase gross profit margins, reduce operating expenses, cut overhead costs, expand revenue opportunities and return excess capital to stockholders.

Telecom service providers choose Tellabs (NASDAQ: TLAB) to advance the networks that deliver telephone, mobile, Internet and video services around the world.

CONTENTS

2 Financial Highlights

3 Chairman's Letter to Stockholders

9 Management Answers Investors' Questions

18 Tellabs Solutions and Applications

21 Management's Discussion and Analysis

30 Reports of Management and Independent Registered Public Accounting Firm

32 Consolidated Financial Statements

36 Notes to Consolidated Financial Statements

58 11-Year Summary of Selected Financial Data

60 Directors

62 Officers

63 Glossary

64 Investor Information

Tellabs Financial Highlights

2007

Tellabs fiscal years ended December 28, 2007, and December 29, 2006.

In millions, except per-share and employee data	2007	2006	Change
Revenue	**$ 1,913**	$ 2,041	-6%
Gross profit	**$ 674**	$ 934	-28%
Operating earnings	**$ 27**	$ 247	-89%
Earnings before income taxes	**$ 70**	$ 285	-75%
Net earnings	**$ 65**	$ 194	-66%
Net earnings per share	**$ 0.15**	$ 0.43	-65%
Total cash, cash equivalents and marketable securities	**$ 1,219**	$ 1,300	-6%
Total assets	**$ 3,747**	$ 3,922	-4%
Total liabilities	**$ 833**	$ 984	-15%
Stockholders' equity	**$ 2,913**	$ 2,938	-1%
Net cash provided by operating activities	**$ 131**	$ 318	-58%
Working capital	**$ 1,439**	$ 1,470	-2%
Research and development expense	**$ 343**	$ 357	-4%
Return on average stockholders' equity	**2.2%**	6.7%	-67%
Weighted average shares outstanding	**441**	454	-3%
Number of shares outstanding at year-end	**419**	439	-5%
Number of employees	**3,716**	3,713	–


Revenue
In millions
2004
2005
2006
2007
$2100
$1050
$0


Operating Expense
In millions
2004
2005
2006
2007
$1000
$500
0

Tellabs revenue fell 6% to $1.9 billion in 2007. Operating expense declined $16 million, down 2%.

Chairman's Letter to Stockholders



Michael J. Birck
Chairman of the Board

As our industry goes through a sea change, Tellabs is moving forward.

Dear Stockholders, Customers, Employees and Friends,

For Tellabs and other telecom equipment vendors, 2007 brought choppy waters.

Some of our customers, the telecom service providers, delayed network expansions and upgrades in the wake of recent mergers. The spending slowdown was most pronounced among North American wireless carriers. Tellabs' 2007 revenue of $1.9 billion fell 6% from a year ago.

Customers are choosing Tellabs' new products

While overall revenue was disappointing, Tellabs' new products performed better than expected:

- Almost half, or 48%, of our 2007 revenue came from products we added since 2003.
- Revenue from fiber-access systems rose to a record level.
- Data revenue grew 50% on rising sales of the Tellabs® 8800 system. And the recently launched Tellabs® 8600 system won 35 out of 36 competitions for customers in 2007.
- Services revenue increased 22%, as customers chose Tellabs for existing and new consulting services.

We are encouraged by the acceptance of our new products and services, some of which are selling in substantial quantities. While we see real opportunities to extend these offerings into more customer networks, we need to continue to make our new products more profitable. We are hard at work doing just that.

Some of our competitors, the telecom equipment vendors, responded to customer consolidation and aggressive purchasing tactics with mergers of their own. Still, dozens of vendors compete for virtually every opportunity, creating hypercompetition in the marketplace. To win, some vendors resort to price cutting, often to levels that leave little or no room for profit.

As a result of such competition, many equipment vendors, Tellabs among them, saw profit margins shrink last year. Tellabs' 2007 gross profit margins fell 10.5 percentage points. While we were among the handful of competitors to produce a profit in 2007, our net earnings declined 65% to 15 cents per share. We have our work cut out for us in 2008.



Mobile transport market growing
2005
2006
2007
2008
2009
2010
6,000
5,000
4,000
3,000
2,000
1,000
0
Connections (K)
TDM
Pseudowire

As the mobile carriers move to new pseudowire technology, the Tellabs 8600 system has become a leading contender, winning 35 out of 36 competitions in 2007.
(Source: Infonetics Research)



Tellabs Fact: Tellabs customers deliver Internet service as fast as 50 megabits per second, 1,000 times faster than dial-up service, via our fiber-access equipment.

Market Fact: More than 50% of U.S. households, or about 56 million homes, use high-speed Internet services.

User demand continues to grow

The good news for our industry is that strong demand for telecom services will continue to shape our future. Growth will spring from recent innovations:

- More than one out of three people in the world, or 2.5 billion people, used a mobile phone in 2007. New users are signing up for mobile phones at the rate of 1,000 per minute. Mobile voice, Internet, video and commercial services will propel industry growth.
- More than half of U.S. households now use high-speed Internet. And those users demand even faster Internet speeds, driven largely by the need to download and upload videos and photos. Service providers are responding to that demand by embarking on multi-year network upgrades.
- YouTube,™ a video sharing Web site, consumed more bandwidth in 2007 than the entire Internet used in the year 2000. As more people watch video via the Internet, this growth will continue.

User demand is driving service providers to transform their traditional voice networks into Internet and video networks. Both services can use up to 25 times more bandwidth than voice.

At the same time, competition is forcing service providers to reduce network costs. So our customers are embarking on major infrastructure upgrades that will take years and years to fully complete.

Tellabs enables customers to quickly upgrade and expand their networks to meet changing user needs. Network operators need:

- fiber access to increase bandwidth to homes
- more capacity to carry new mobile services on wireless networks
- multiservice routers to interconnect existing and new services with high reliability
- converged transport solutions to meet bandwidth needs deep inside the network
- specialized services to optimize networks, speed revenue and lower expenses.

Tellabs products and services address exactly these needs.

We are making headway on profitability

We clearly understand the challenges before us. Tellabs' leadership and people are working to meet our customers' needs as we improve our financial performance. We must increase gross profit margins, reduce operating expenses and expand revenue opportunities. We also must aggressively pursue new products and perhaps new product categories through internal development and, possibly, acquisition.

We are working to improve gross profit margins across the board, especially on products early in their life cycles, when margins tend to be slim or even negative. In the second half of 2007, we began to eke out margin improvements on the Tellabs® 7100 optical transport system (OTS) and Tellabs® 1600 optical network terminals (ONTs). Still, we have much more to do here.

In 2007, we cut Tellabs' operating expenses by $16 million or 2%. To keep Tellabs shipshape, we plan to lower annual operating expenses and overhead costs for products and services by $100 million, with these savings fully realized in 2009. Unfortunately, that means we will need to lay off about 225 people this year.

We serve the world's largest telecom service providers

In 2007, Tellabs provided equipment to 30 of the world's 35 largest service providers. Yet we need to cast a wider net to diversify our revenue opportunities.

Three-fourths of Tellabs' revenue comes from North American customers, including the top U.S. wireless providers and the wireline side of Verizon and AT&T. To expand sources of U.S. revenue, we are stepping up sales activities with independent operating companies (IOCs) and national local exchange carriers (NLECs). These customers are deploying new networks to deliver Internet Protocol television (IPTV) and business services.

1000:1

Market Fact: Worldwide, more than 1,000 new users sign up for mobile phones every minute.


80

Market Fact:
80% of U.S. adults use the Internet weekly, up from 9% in 1995.

Although most of Tellabs' revenue comes from North America today, capital spending is increasingly stronger in other markets. Our data products have opened the door to new relationships with Tier One service providers, such as NTT of Japan, Telstra of Australia and Telecom Italia.

We are expanding and pursuing further opportunities around the globe. To augment our opportunities, we are launching an international version of the Tellabs 7100 OTS and the new Tellabs® 7100 Nano OTS.

We extended our share repurchase program

In November, the Board of Directors authorized an additional $600 million share repurchase program to return excess capital to stockholders. In 2007, we repurchased 25.1 million shares, or almost 6% of Tellabs shares outstanding. Since 2005, we have bought back 14% of shares outstanding. This program signals our confidence in Tellabs' future as a stand-alone company, while assuring adequate resources to fund our future. At year-end, Tellabs held more than $1.2 billion in cash and equivalents.

Introducing Rob Pullen, Tellabs' new CEO

In November, Tellabs chief executive officer Krish A. Prabhu announced his plan to step down after four years at the helm. We appreciate his contributions and leadership.

Setting Tellabs' course for the future is our new chief executive officer, Robert W. Pullen, who has served Tellabs in a variety of leadership roles over the past 23 years, including services, sales, and research and development. Rob has a deep understanding of our industry's issues and is well-qualified to navigate our company through the current industry environment. He brings strong continuity to his new position as Tellabs' CEO, and he has demonstrated the leadership skills that made him the Board's obvious choice.

Most recently, Rob served Tellabs as vice president of global services, a segment that produced 22% revenue growth in 2007, in part as a result of innovative professional services we recently introduced. Rob served Tellabs as vice president of sales in North America, more than doubling revenue in our largest market between 2002 and 2005. Before that, he was vice president of optical networking, a role in which he successfully integrated two acquisitions while leading a key R&D team.



Michael J. Birck presented new Tellabs CEO Robert W. Pullen to employees.

Stockholders who attend our annual meeting in April will have an opportunity to meet Rob and talk with him face to face. I intend to stay active in the business as Chairman of the Board.

I am grateful to our stockholders for their support as we move forward in a challenging and sometimes frustrating industry environment. I appreciate and sincerely thank Tellabs people for their work each day to make our customers and company successful.

Times like these test our resilience. Tellabs' track record shows that we can come through them strengthened by the challenges. As we go forward, I am confident that we have the right plan, the right products and the right people to steer Tellabs back to profitable growth.

Sincerely,

Michael J. Birck
Chairman of the Board
February 26, 2008


30
35
100%

Tellabs Fact: 30 of the world's largest 35 telecom service providers use Tellabs products in their networks.

Market Fact: Mobile phone penetration is 100% in Europe.



Timothy J. Wiggins
Executive Vice President and
Chief Financial Officer

Q. What's happening in the telecom equipment industry?

A. *Michael J. Birck, chairman of the board:* The industry is feeling the aftershock of consolidation, which has reduced the number of service-provider customers and increased the purchasing power of the largest among them. For example, four of our largest customers in 2005 are now one customer with considerable leverage over vendors.

After customers consolidated, some delayed network expansion and upgrades, which was especially evident among North American mobile providers. Moreover, we have seen increasingly aggressive procurement contracting by both wireless and wireline service providers in North America, resulting in paper-thin profit margins for many vendors. Since three-quarters of Tellabs' revenue comes from North America, we were particularly hard hit during 2007.

Responding to service-provider consolidation, some of Tellabs' competitors have joined forces. Our markets have thus become hypercompetitive, with a few very large and dozens of smaller vendors fighting over less business. The inevitable result is increasing pricing pressure that drains profits out of our sector. Tellabs was one of a handful of companies whose network equipment business stayed in the black last year. That meager profit notwithstanding, we are far from satisfied with our 2007 results.

Q. What happened to Tellabs' results in 2007?

A. *Timothy J. Wiggins, executive vice president and chief financial officer:* Revenue of $1.9 billion dropped by 6%, primarily due to lower spending by North American wireless carriers on Tellabs products. But buried in those results were encouraging trends for our future, including strong uptake of our data, access and services offerings.

- We achieved our highest sales of fiber-access equipment ever, and we rank #1 in fiber-access market share in North America.
- Data revenue grew 50% on the strength of our successful Tellabs 8600 and Tellabs 8800 systems.
- Tellabs® Global Services grew 22%, propelled by existing and new services.
- Nearly half of our 2007 revenue came from products and services we added to our portfolio since 2003, proof that our new offerings are winning customers over.

Technology shifts in transport market


Worldwide Metro Optical Equipment
2002
2003
2004
2005
2006
2007
2008
2009
2010
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Revenue ($M)
SONET/SDH switch
WDM transport
WDM switch
SONET/SDH transport

The transport market is shifting to new technologies built into the Tellabs 7100 OTS. Revenue from the Tellabs 7100 system quadrupled in 2007.
(Source: Infonetics Research)

1

Market Fact: Cell phones are now used by more than one out of three people around the world.

3



Tellabs Fact: One-half of the world's mobile calls go through networks owned by Tellabs customers.

2



Daniel P. Kelly
Executive Vice President –
Global Products

However, as our product mix shifted toward new products faster than expected, Tellabs' gross profit margins declined 10.5 percentage points. Products that are early in their life cycles often carry lower margins than more established products. We sold fewer Tellabs® 5500 digital cross-connects, an established product; we sold more Tellabs 7100 OTSs, a new product; and we sold more Tellabs 1600 ONTs at negative margins. As a result, earnings fell 65% to 15 cents per share. As we begin 2008, we are aggressively focused on improving Tellabs' performance.

Q. What does Tellabs need to do to get its performance back on track?

A. *Timothy J. Wiggins, executive vice president and chief financial officer*: We are implementing a plan to increase gross profit margins and reduce our annual operating expenses and overhead costs. Under this plan, together with the restructuring announced in September 2007, Tellabs expects our 2009 costs to be $100 million lower than our 2007 costs. We are working to:

- Reduce our operating expenses by $75 million a year.
- Cut overhead costs of products and services by $25 million a year.
- Increase gross profit margins on new products by reducing costs and winning more customers.
- Increase revenue from customers in Europe, Africa, Asia, Australia and Latin America, and from IOCs and NLECs in North America.
- Return excess capital to stockholders through our stock repurchase programs, including $600 million authorized in November by our Board of Directors.

Q. How are Tellabs' new products doing?

A. *Daniel P. Kelly, executive vice president, global products:* Our products are performing well in the marketplace and in customers' networks. Today, nearly half of our revenue comes from products we added since 2003, proof positive that we've chosen the right products and targeted the right markets. We are focused on network applications that are growing faster than service providers' overall capital spending, such as consumer broadband services, business services and mobile transport. In 2007, Tellabs invested 18% of sales in research and development.

Our engineers have proven time and again that we can move faster than large competitors to solve customers' problems quickly. For example, we developed the current version of the Tellabs 7100 system


>100
Market Fact: More than 100 service providers around the world use Tellabs data solutions
Tellabs Fact: Tellabs data revenue grew 50% in 2007.
50



Carl A. DeWilde
Executive Vice President –
Global Sales, Services and Strategy

on a compressed schedule that enabled us to earn Verizon's business. As a result, revenue from the Tellabs 7100 system quadrupled last year, beating our plans.

To further expand the addressable markets for the Tellabs 7100 system, in 2008 we are:

- Adding international interfaces to meet customer needs outside of North America.
- Launching a smaller version, the Tellabs 7100 Nano system, to address customer needs in smaller networks around the world.
- Integrating Ethernet switching capabilities into the Tellabs 7100 system to converge optical and data functionality into a single platform.

We continue to improve our flagship transport product for North American providers, the Tellabs 5500 system. During 2008, our new high-density shelf will increase optical density sixfold, which reduces our customers' operating expenses.

And we're making strong headway with new data products around the world. Data revenue grew 50% in 2007. Dozens of customers have chosen the Tellabs 8600 system to migrate wireless backhaul networks to Ethernet, reducing operating expenses as much as 90% compared with existing leased lines. Thanks to its highly integrated and cost-effective architecture, the Tellabs 8600 system is delivering solid gross profit margins, early in its life.

The Tellabs 8800 multiservice router (MSR) series addresses our customers' need to continue delivering more profitable existing services, such as ATM and Frame Relay, along with new Ethernet and IP/MPLS services. More than 100 customers have chosen Tellabs' data products for networks around the world.

Q. How is Tellabs doing with customers?

A. *Carl A. DeWilde, executive vice president, global sales, services and strategy:* I'm encouraged. Tellabs products are competitive and our customer relationships are expanding.

We are focusing on specific network applications such as mobile transport. When mobile carriers needed a new way to haul traffic in wireless networks, our Tellabs 8600 system fit that need. During 2007, the Tellabs 8600 system won 35 of the 36 competitions that we participated in, which contributed to our 50% growth in data revenue.

Such strong new products enable Tellabs to make headway with new customers. For example, our Tellabs 8800 series has brought us new customers such as Telstra in Australia and Telecom Italia.

44

Market Fact: 44% of U.S. home broadband users have generated their own content, which creates demand for higher uploading speeds.

48%

Tellabs Fact: Almost half, or 48%, of Tellabs' revenue is generated by products we added since 2003.



'03


John M. Brots
Executive Vice President –
Global Operations


Jean K. Holley
Executive Vice President and
Chief Information Officer

In fact, during 2007 Tellabs earned business from 30 of the top 35 service providers in the world. Our successful partnership with Verizon to build the FiOS fiber-access network has propelled Tellabs to a #1 market share in North American fiber access.

In 2008, we are sharpening our focus on making profitable sales. Our job is clear:

- Increase business with existing customers.
- Add channel partners to reach additional customers.
- Win more business from telecom service providers outside North America and customers such as IOCs and NLECs in the United States.
- Pass up potential deals that deny us the opportunity to realize a fair profit.

Q. How is Tellabs' supply chain contributing to profitability and customer satisfaction?

A. *John M. Brots, executive vice president, global operations:* Tellabs' supply chain initiatives have reduced costs by more than $100 million over the past three years, as we completed our conversion to outsourced manufacturing.

Our current supply chain initiatives focus on reducing costs by continuing to:

- Realize new efficiencies in sourcing components in low-cost geographic regions.
- Engineer products for better manufacturability.
- Reduce the costs of converting parts into finished products.
- Assure the quality of products before they ship.
- Optimize our highly efficient distribution network.

We are always working to improve customer satisfaction by meeting customer requirements more consistently. Since 2005, our key customer satisfaction measure has increased at double-digit rates. That said, with today's price pressure, our primary focus remains the job of making Tellabs' supply chain more efficient and more effective for customers.

Q. What is Tellabs doing to make business processes more efficient?

A. *Jean K. Holley, executive vice president and chief information officer:* To improve our visibility of revenue and gross profit margins, last year we deployed a tool that enables us to forecast revenue and gross profit margins in a more granular way. Now we can manage the business more effectively.

We are consolidating the primary engineering tools in our R&D and supply chain organizations. These tools lower our supply chain costs, simplify collaboration by employees around the world, and enable us to leverage consistent, global engineering practices as we move to low-cost geographies.

>1,500,000

Market Fact: More than 1.5 million consumers use Internet service powered by Tellabs fiber access.



#1

Tellabs Fact: Tellabs has the number one market share in North American fiber-access equipment.



James M. Sheehan
Executive Vice President and
Chief Administrative Officer

Q. What is Tellabs doing to address its corporate social responsibility?

A. *James M. Sheehan, executive vice president and chief administrative officer:* In keeping with our tradition, Tellabs continues to invest in the communities where we do business through programs to match employee gifts of time and money. Over the past decade, the Tellabs Foundation has given more than $10 million to nonprofit organizations focused primarily on education, health and the environment.

Last year, Tellabs established a cross-functional team to open a dialogue with investors and customers about Tellabs' broader commitment to corporate social responsibility.

In 2008, we are taking steps to adopt a Supplier Code of Conduct and report regularly on Tellabs' corporate social responsibility performance. In keeping with the company's values, we want to ensure that, throughout our supply chain, workers are treated with respect, working conditions remain safe, and our vendors use environmentally responsible manufacturing processes.

Q. Where is Tellabs going long-term? Can you survive as an independent entity?

A. *Michael J. Birck, chairman of the board:* We run Tellabs for the long term, so Tellabs' Board of Directors and senior executives studied these issues and their ramifications throughout the year.

Our careful review of the industry and our business prospects convinces us that Tellabs has what it takes to survive independently. We have the right customers, products, people and financial resources to go it alone.

To do that, however, we will need to augment our current products and services to better position us for growth and profitability, and we are continually examining such opportunities.

The share repurchase program now in progress is evidence that we believe in our future as an independent organization. It enables Tellabs to return capital to stockholders and signals our confidence in our future as a stand-alone company, one with considerably better share price performance than was recently exhibited.

Yet, we are mindful that challenges abound and circumstances can change, just as they did during 2007. It would be unwise to rule out possible future business combinations. If we see clear opportunity to create value for customers and stockholders through either an acquisition or a merger, we will act accordingly.

This industry is much more difficult and complex than it was a few years ago, yet we still believe it holds ample future promise, enough to justify the hard work that will surely be needed.

Tellabs Solutions and Applications for Network Transformation

	User needs	drive network transformations
Tellabs® IntegratedMobile℠ solution 	Video on Demand (VoD) Interactive gaming Mobile Internet Music downloads Mobile commerce	• Provide future-ready solutions for mobile service today and tomorrow. • Minimize total cost of ownership through network convergence. • Enable mobile operators to converge on a packet-based network. • Enable mobile commerce.
Tellabs® DynamicHome℠ solution 	Video on Demand (VoD) Interactive gaming Music and video downloads Faster uploads	• Guarantee quality and delivery of high-quality video, voice and data services. • Migrate quickly to new Video on Demand (VoD), Internet Protocol Television (IPTV) and High-Definition Television (HDTV) services.
Tellabs® Converged Transport℠ solution 	Faster downloads More bandwidth and capacity	• Combine the most advanced optical networking and services layer technologies on one seamless platform. • Advance network flexibility and service delivery. • Reduce costs. • Provision bandwidth anywhere on the network remotely and instantly.
Tellabs® MultiservicePLuS℠ solution and Tellabs® AssuredEthernet℠ solution 	Service compatibility IP Virtual Private Networks (VPN) Reliable Ethernet Faster connections Delivery guarantees	• Guarantee quality for existing Frame Relay and ATM customers over IP/MPLS networks. • Enable new Ethernet or IP customers to communicate with existing ATM or Frame Relay customers with a unique service-interworking function. • Offer QoS guarantees in an IP/MPLS environment to protect existing Service Level Agreements (SLAs).
Tellabs® Global Services 	Fast service turn-up New 3G services High availability	• Increase revenues. • Lower costs. • Reduce network complexity. • Speed time to market. • Improve network resilience and reliability. • Reduce risk.

Primary Competitors: Alcatel-Lucent, Cisco, Ericsson, Fujitsu, Juniper, Nortel

by service providers/partners*	using Tellabs solutions	and Tellabs products
América Móvil, Ericsson, Swisscom Mobile, Telecom Italia, TeliaSonera, T-Mobile Hungary, Vodafone Hungary, Vodacom South Africa, Wind	Tellabs® IntegratedMobile℠ solution enables wireless operators to migrate from 2G networks to 3G and beyond without the expense of multiple technology overlays.	Tellabs® 3000 voice-quality enhancement systems Tellabs® 5500 digital cross-connect system Tellabs® 6300 managed transport system Tellabs® 8100 managed access system Tellabs® 8600 managed edge system Tellabs® 8605 access switch Tellabs® 8800 multiservice router series
Blue Valley Tele-communications, Charles Pointe/TelAtlantic, Connexion Technologies, NTELOS, Verizon	Tellabs® DynamicHome℠ solution enables superior service delivery with unsurpassed flexibility and delivery guarantees.	Tellabs® 1000 multiservice access series Tellabs® 1100 multiservice access series Tellabs® 1134 multiservice access platform Tellabs® 1150 multiservice access platform Tellabs® 1600 optical network terminal series Tellabs® 7100 optical transport system Tellabs® 8800 multiservice router series Tellabs® 8865 ServiceAware optical line terminal
Verizon	Tellabs® Converged Transport℠ enables service providers to keep up with surging traffic growth by adding incremental wavelength capacity where and when it's needed.	Tellabs® 7100 optical transport system Tellabs® 7100 Nano optical transport system Tellabs® 6300 managed transport system
BSNL, CableNet, Diveo, MetroNet, MRS, NTT Communications, Telekom Malaysia, TeliaSonera, Telstra	Tellabs® MultiservicePLuS℠ and AssuredEthernet℠ solutions deliver today's and tomorrow's business services with guaranteed reliability.	Tellabs® 1000 multiservice access series Tellabs® 5500 digital cross-connect system Tellabs® 6300 managed transport system Tellabs® 7100 optical transport system Tellabs® 8100 managed access system Tellabs® 8600 managed edge system Tellabs® 8800 multiservice router series
Bharti, BSNL, Connexion Technologies, NTT Communications, Telstra	Tellabs® Global Services optimize today's networks and seamlessly migrate to advanced networks.	Deployment, professional and support services; customer training

*representative customers

Tellabs Common Stock Market Data
In dollars

	2007		2006	
	High	**Low**	High	Low
First Quarter	**$11.11**	**$9.72**	$16.04	$10.43
Second Quarter	**$11.44**	**$9.56**	$17.28	$12.69
Third Quarter	**$13.67**	**$9.31**	$13.52	$ 8.84
Fourth Quarter	**$ 9.68**	**$6.55**	$11.74	$ 9.61

Five-Year Cumulative Total Return Comparison
In dollars



$300
$200
$100
$0
2002
2003
2004
2005
2006
2007
Tellabs, Inc.
DJ Telecommunications Equipment Index
NASDAQ Market Index
S&P 500 Index

Tellabs stock performance over five years through Dec. 28, 2007, is compared with a peer group (the Dow Jones Telecommunications Equipment Index), the NASDAQ Market Index and the S&P 500 Index, assuming that $100 was invested in each on Dec. 29, 2002.

Tellabs Fact: Since 2005, we have repurchased 14% of shares outstanding.



14%
2005-2007

Management's Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops, deploys and supports telecommunications networking products around the world. Our product portfolio includes solutions for wireline and wireless transport, access networking, broadband data, optical transport and voice-quality enhancement.

We generate revenue principally through the sale of telecommunications products, both as stand-alone products and as elements of integrated systems, to communications service providers worldwide. We also generate revenue by providing services related primarily to our own products and systems.

In 2006, we began reporting results under three reporting segments: Broadband, Transport and Services. For comparative purposes, we have included corresponding data for 2005.

Our Broadband segment includes the access, managed access and data product portfolios that facilitate the delivery of bundled triple-play services and next-generation wireline and wireless services. We earn revenue from our Broadband segment globally. Revenue from our access products is earned primarily in North America for the support of copper-based and fiber-based networks. Access product revenue is driven by consumer demand for the triple play of bundled voice, video and high-speed Internet/data services in addition to competition among traditional telecommunications companies and cable service operators to be the sole provider of triple-play services. Revenue for our managed access products is earned primarily outside North America. Managed access product revenue is driven by business services for voice and high-speed data as well as network access services for wireless communications. Revenue from our data products is earned globally. Data product revenue is driven by consumer demand for wireless and wireline carriers to deliver business services and next-generation wireless services.

Our Transport segment includes digital cross-connect systems, converged transport systems and voice quality enhancement products. These products enable service providers to manage bandwidth, improve voice quality and transport traffic by adding capacity when and where it is needed. Revenue from our Transport segment is primarily earned in North America. Transport product revenue is driven by the needs of service providers to support wireless services, business services for enterprises and triple-play voice, video and data services for consumers. We are marketing our new Transport segment products in international markets in 2008.

Our Services segment delivers deployment, support, professional consulting, training and systems integration services to Tellabs customers. These services support various phases of the network including planning, installation and on-going support. Revenue from our Services segment is earned globally. Deployment service revenue makes up almost half of our Services revenue, which arises primarily from sales of our transport products in North America, and tends to lag product sales by approximately one fiscal quarter. In addition, revenue comes from support agreements, professional consulting and training.

We operate in a dynamic industry in which both our customers and competitors have consolidated, creating more pricing pressure. In 2007, North American wireless customers spent less, particularly on the Tellabs® 5500 digital cross-connect system, compared with 2006, thus adversely affecting our overall revenue and profitability. It is not clear whether or when these customers will resume spending at previous levels.

We are transforming the company from a business based primarily on the circuit-switched Time Division Multiplexing (TDM) technology used in our digital cross-connect and managed access products to a business based on packet-switching and Internet Protocol (IP) technology used in our converged transport, access and multiservice data products. These products are taking root as service providers transform their networks to next-generation capabilities. Some of these products carry gross profit margins lower than our historical average. The mix of our products can affect overall profitability in any given quarter.

In light of these factors, management continues to prepare and implement initiatives to improve our overall performance. On January 21, 2008, we committed to a plan to bring our operating expenses as well as our cost to produce products and deliver services in line with our current revenue and market conditions. To further improve financial performance, we plan on expanding our revenue opportunities to keep us highly competitive in a changing marketplace.

Results of Operations

Our 2007 net earnings decreased to $65.0 million from $194.1 million in 2006 and $175.8 million in 2005.

In 2007, revenue declined $127.8 million compared with 2006. The decrease for the year was primarily due to reduced product revenue from our Transport segment, including lower revenue from our Tellabs® 5500 digital cross-connect. The decrease was partially offset with higher revenue from our Tellabs® 7100 OTS and increased services revenue from deployment, support and professional services. Our Broadband segment also saw lower revenue from our access and managed access products.

In 2007, our margin decreased 10.5% to 35.2% from 45.7% in 2006. The decrease was primarily due to a product mix shift with fewer Tellabs® 5500 digital cross-connects and more Tellabs® 7100 OTS and Tellabs® 1600 ONTs.

Operating expenses for 2007 decreased by $39.7 million to $647.1 million primarily due to reduced incentive compensation expense. Operating expenses increased to $686.8 million in 2006 from $666.2 million in 2005.

Segment Revenue

In millions	2007	2006	2005	*2007 vs. 2006*	*2006 vs. 2005*
Broadband	$1,018.6	$1,080.4	$1,042.1	(6)%	*4%*
Transport	672.7	778.2	674.2	(14)%	*15%*
Services	222.1	182.6	167.1	22%	*9%*
Total revenue	$1,913.4	$2,041.2	$1,883.4	(6)%	*8%*

Geographic Revenue

In millions	2007	%	2006	%	2005	%
North America	$1,413.5	74%	$1,548.4	76%	$1,419.4	75%
International	499.9	26%	492.8	24%	464.0	25%
Total revenue	$1,913.4	100%	$2,041.2	100%	$1,883.4	100%

Segment Revenue

Revenue from our Broadband segment in 2007 was $1,018.6 million, down $61.8 million from 2006. For the year, our access and managed access revenue decreased, while our data product revenue increased. Comparatively, revenue increased $38.3 million in 2006 from 2005.

Access product revenue decreased to $566.8 million in 2007 from $652.9 million in 2006 due to lower unit prices on our single-family ONTs, lower revenue from fiber-to-the-curb platforms, and lower revenue from independent operating companies for copper-based platforms. The decrease in revenue was partially offset by higher revenue from increased ONT unit volume. In 2006, revenue improved to $652.9 million from $617.0 million in 2005 on stronger ONT unit volume partially offset by lower revenue from copper-access platforms and other fiber-access equipment. In 2007, approximately 69% of access revenue came from fiber-based platforms, with the balance coming from copper-based platforms. This result compares with approximately 57% in 2006 and 50% in 2005.

Managed access revenue declined to $291.3 million in 2007 from $320.4 million in 2006. We had less revenue due to lower demand in our Europe, Middle East and Africa (EMEA) region for our Tellabs® 6300 SDH transport product. In addition, our revenue was lower from our Tellabs® 2300 cable telephony product, which is late in its life cycle. We had higher revenue from our Tellabs® 8100 managed access system, driven by large network expansions. Comparatively, revenue decreased to $320.4 million in 2006 from $364.8 million in 2005 as we saw fewer shipments of our Tellabs® 8100 managed access systems for network expansions.

Revenue from our data products has increased each year since we introduced them in the second half of 2003. In 2007, revenue from these products increased 49.9% to $160.5 million from $107.1 million in 2006. In 2006, revenue nearly doubled to $107.1 million from $60.3 million in 2005. Our revenue growth was driven by demand for wireless backhaul applications and next-generation data products. Growth from these products is the result of a larger customer base across our global markets. Our customers include North American and international Tier 1 wireline and wireless service providers as well as cable TV operators.

Revenue from our Transport segment decreased to $672.7 million in 2007 from $778.2 million in 2006. We had less revenue from our Tellabs® 5500 digital cross-connects, primarily from North American wireless service providers, as 3G network build-outs slowed from previous-year levels. We had more revenue from the roll-out of our Tellabs® 7100 OTS with reconfigurable optical add/drop multiplexer (ROADM), which was deployed into the network of a large North American wireline service provider. Comparatively, revenue increased to $778.2 million in 2006 from $674.2 million in 2005 as a result of increased spending by North American wireless carriers to meet growing capacity requirements and to build out their networks to provide 3G services. Shipments to our North American wireless customers accounted for approximately 40% of all Transport revenue in 2007, compared with 62% in 2006 and 54% in 2005. We shipped approximately 6.4 million T-1 equivalents on the Tellabs 5500 system during 2007, compared with 10.1 million in 2006 and 7.3 million in 2005.

Services revenue increased $39.5 million from 2006 to 2007. We had more revenue from deployment services as a result of the rollout of our Tellabs® 7100 OTS product as well as increased revenue from professional and support services. Comparably, 2006 revenue increased $15.5 million from 2005 primarily due to increasing professional and support services that extended beyond the deployment services that have traditionally led this segment. 2006 was the first year in which professional and support services together accounted for over 50% of total services revenue.

Gross Profit and Margin

In millions	2007	2006	2005
Gross profit	$674.3	$933.6	$855.0
Gross margin	35.2%	45.7%	45.4%
Product gross profit	$605.4	$871.6	$807.5
Product margin	35.8%	46.9%	47.0%
Services gross profit	$ 68.9	$ 62.0	$ 47.5
Services margin	31.0%	34.0%	28.4%

Gross Margin

Overall gross margin decreased primarily in North America due to higher revenue from lower-margin newer products and lower revenue from established products that carry higher margins. This factor is the primary driver of our overall gross margin decline from 45.4% in 2005 and 45.7% in 2006 to 35.2% in 2007.

Product Gross Margin

Product gross margin declined from 2006 to 2007, primarily in North America, due to a product mix shift with fewer Tellabs® 5500 digital cross-connects and more Tellabs® 7100 OTS and ONT products. Product gross margin was relatively flat from 2005 to 2006 since the benefit from lower manufacturing costs was offset by an unfavorable product mix.

Services Gross Margin

Services gross margin decreased in 2007 due to a higher proportion of revenue from lower-margin deployment services. Services gross margin improved in 2006 due to a change in mix toward support and professional services, which have higher margins.

Gross Margin Trend

Our gross margin will continue to be subject to variability due to product mix. Our gross margin is different for each product and services category and for each product within a category because the actual margin depends on the specific system configurations sold as well as customer and geographic pricing differences. Over the past few years, this variability has tended to affect our gross margin, which is likely to continue.

In 2008, our management announced a plan to improve gross margins and reduce operating expenses. This plan includes workforce reductions and facility closures and consolidations. Through this plan and other cost savings initiatives, we expect to reduce our expenses through the course of 2008 so that when we enter 2009 our cost structure for products and services will be $25 million less than it was in 2007.

Operating Expenses

In millions	Expense 2007	2006	2005	Percent of Revenue 2007	2006	2005
Research and development	$343.1	$356.9	$344.0	17.9%	17.5%	18.3%
Sales and marketing	176.6	179.8	175.5	9.2%	8.8%	9.3%
General and administrative	99.1	113.5	95.6	5.2%	5.6%	5.1%
Subtotal	618.8	650.2	615.1	32.3%	31.9%	32.7%
Intangible asset amortization	22.5	28.6	36.0			
Restructuring and other charges	5.8	8.0	12.9			
Purchased in-process R&D	—	—	2.2			
Total operating expenses	$647.1	$686.8	$666.2			

Operating expenses in 2007 decreased by $39.7 million to $647.1 million compared with 2006. The reduction in our operating expenses during 2007 is primarily due to reduced incentive compensation expense. The increase in research and development, sales and marketing, and general and administrative expenses from 2005 to 2006 is due primarily to the inclusion of $32.5 million of stock-option expenses in 2006.

In 2008, our management announced a plan to improve gross margins and reduce operating expenses. This plan includes workforce reductions and facility closures and consolidations. Through this plan and other cost savings initiatives, we expect to reduce our expenses through the course of 2008 so that when we enter 2009 our operating cost structure will be $75 million less than it was in 2007.

Intangible Asset Amortization

Intangible asset amortization decreased from 2006 to 2007 with certain intangibles reaching full amortization. The decrease in amortization from 2005 to 2006 was due to certain intangibles reaching full amortization, including a $1.4 million impairment charge for developed technology in 2006.

Restructuring and Other Charges

Restructuring and other charges were $5.8 million in 2007, $8.0 million in 2006 and $12.9 million in 2005. In 2007, activities included consolidating research and development into fewer locations and shifting them to a lower-cost environment. In 2006, we consolidated two order configuration and distribution centers into a single location and had a related workforce reduction. The charges in 2005 were related to reorganizing our research and development groups in Denmark and Finland and headcount reductions in other locations.

Purchased In-Process Research and Development

When we acquired AFC and Vinci in 2004, we estimated the fair value of in-process research and development expense (IPR&D). The charge to IPR&D in 2005 finalized the purchase price allocation for these two acquisitions.

*Segment Profit**

In millions	2007	2006	2005
Broadband	$ 39.1	$120.4	$156.2
Transport	237.5	414.5	317.5
Services	72.2	65.7	47.5
Total segment profit	$348.8	$600.6	$521.2

* We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of purchased deferred stock compensation and intangibles, restructuring and other charges, and the impact of equity-based compensation (which includes restricted stock and performance stock units granted after June 30, 2006, and stock options).

Our Broadband segment profit for 2007 was $39.1 million, down $81.3 million from a profit of $120.4 million in 2006. The decrease in 2007 was primarily due to higher revenue from single-family ONTs and lower revenue from access products sold into existing copper-based networks, partially offset by an increase in revenue from our data products. Our Broadband segment profit decreased $35.8 million from 2005 to 2006. While we had strong revenues from our access products, a mix shift toward single-family ONTs, which was partially offset by improved revenue from our data products, decreased the overall profit in this segment.

Our Transport segment profit for 2007 was $237.5 million, down from $414.5 million in 2006. The decrease was due to lower segment revenue primarily from our Tellabs® 5500 digital cross-connect and a shift in our product mix, which includes higher amounts of Tellabs® 7100 OTS revenue. Our Transport segment profit increased $97.0 million from 2005 to 2006 due to higher revenue primarily from our Tellabs® 5500 digital cross-connect, improved gross margins, and lower research and development expenses as a percentage of revenue.

Our Services segment profit was $72.2 million in 2007, up $6.5 million from $65.7 million in 2006. The increase was due to higher revenue, including an increase in higher-margin support services. Our Services segment profit increased $18.2 million from 2005 to 2006 due to increased revenue from higher-margin professional and support services and lower customer service costs as a percentage of revenue.

Other Income

In millions	2007	2006	2005
Interest income, net	$50.9	$45.7	$28.3
Other expense, net	(7.9)	(7.8)	(4.0)
Total	$43.0	$37.9	$24.3

The *Interest income, net* increase in 2007 was driven by higher invested balances. *Other expense, net* included charges to write-down the carrying value of certain cost-basis equity investments in start-up technology companies and other long-term equity investments. These charges were $0.5 million in 2007, $7.0 million in 2006 and $4.8 million in 2005. In addition, in 2007 we had a charge of $5.2 million for an other-than-temporary impairment from investments in marketable securities.

Income Taxes

In millions	2007	2006	2005
Income tax expense	$(5.2)	$(90.6)	$(37.3)
Effective tax rate	7.4%	31.8%	17.5%

The reduction in our tax expense in 2007 is primarily attributable to a decrease in income earned from domestic operations.

The increase in our tax expense in 2006 was due primarily to higher income earned from domestic operations and the absence of a benefit from valuation allowance reversals that occurred in 2005.

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity is our cash, cash equivalents and marketable securities, which totaled $1,218.5 million at the end of 2007.

In 2007, we generated $131.4 million of cash from operating activities compared with $317.8 million in 2006. The decrease for the year was primarily due to lower earnings. We purchased $198.0 million (25.3 million shares) of our common stock. We purchased 22.5 million shares of common stock for $167.1 million under the $300 million repurchase program approved by our Board of Directors on July 31, 2006. We also purchased 2.6 million shares for $28.7 million under the Company's Rule 10b5-1 stock repurchase program. We intend to continue to use cash generated by employee stock-option exercises (other than those of company officers and board members) to repurchase stock in the manner provided under this program. On January 24, 2008, our Board of Directors authorized a one-year extension of the Rule 10b5-1 stock repurchase program. During 2007, we purchased 0.2 million shares for $2.2 million to cover withholding taxes on shares issued under employee stock plans. On November 8, 2007, our Board of Directors authorized $600 million for a common stock repurchase program. No purchases of our common stock were made under this program as of December 28, 2007. From all stock repurchase programs, we have purchased $660.9 million since 2005. We provide no assurance that we will continue our repurchase activity and we may change or reduce our repurchase activity in the future. We cannot estimate the timing of any such change or the impact on our cash, cash equivalents and marketable securities.

We believe that the current level of working capital, particularly cash and marketable securities, is sufficient to meet our normal operating requirements for the foreseeable future. Further, we believe that sufficient resources exist to support our future growth and strategic needs. Future available sources of working capital include cash-on-hand, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources. Our current policy is to use our liquidity, financial strength and stability to expand our business, potentially through acquisitions, to repurchase our common stock and to fund our business operations. We do not anticipate paying a cash dividend in the foreseeable future.

Subsequent Events

In November 2007, Krish A. Prabhu, Tellabs chief executive officer, president and director, announced his plan to resign from Tellabs, effective February 29, 2008. On February 26, 2008, Tellabs announced that Robert W. Pullen was named Tellabs chief executive officer, president and director, effective March 1, 2008.

On January 21, 2008, our management committed to a plan to improve gross profit margins and reduce operating expenses. We expect to record charges during 2008 in the range of $12 million to $14 million, of which approximately $6 million to $7 million will be for workforce reductions of approximately 225 employees and $6 million to $7 million will be for facility- and asset-related charges. Estimated cash payments under the plan are in the range of $11 million to $12 million. We anticipate a first quarter 2008 charge of approximately $8 million.

Through this plan, the restructuring plan announced in September 2007 for a workforce reduction of approximately 125 employees, and other cost saving initiatives, we expect to achieve $100 million in savings by 2009. Reductions will include $75 million from annual operating expenses and $25 million from overhead costs of products and services.

Contractual Obligations

The following table sets forth an overview of our contractual obligations as of December 28, 2007, that will affect our liquidity and cash flows in future periods:

		Payments Due by Period			
In millions	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating lease obligations	$ 69.1	$ 16.0	$23.5	$16.0	$13.6
Operating lease obligations related to restructuring activities, net	21.2	7.5	11.5	2.2	—
Purchase commitments to contract manufacturers and suppliers	241.9	241.9	—	—	—
Income taxes	28.2	28.2	—	—	—
Stock loan[1]	291.0	291.0	—	—	—
Stock loan borrowing fees[2]	10.5	2.1	3.9	3.6	0.9
Total obligations	$661.9	$586.7	$38.9	$21.8	$14.5

1 Our agreement with the lender of the stock has no defined date when we must repay the loan; however, the loan is callable at the discretion of the lender. Our investment in Cisco stock is maintained at a value equal to or greater than the market value of the loaned securities.

2 For purposes of contractual obligations disclosure, we used Cisco's average share price of $30.17 for the quarter ended December 28, 2007, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2012.

We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers that enable them to procure inventory based on criteria defined by us. Under these agreements, the maximum liability for purchase commitments as of December 28, 2007, was $241.9 million, of which $16.9 million was recorded on the balance sheet.

The stock loan borrowing fees that are recorded in the financial statements each period are affected by Cisco's average share price at the end of each quarter.

As of December 28, 2007, we had unrecognized tax positions of $28.2 million included in short-term income tax liabilities and $54.6 million included in long-term income tax liabilities. At this time, we are unable to make a reasonable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-Balance Sheet Arrangements

None.

Critical Accounting Estimates

The methods, estimates and judgments that we use in applying our accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider our critical accounting estimates to be revenue recognition, the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill valuation, the valuation of amortizable intangible assets, the estimate of the warranty liability, reserve requirements for lease obligations on vacated facilities, income taxes and equity-based compensation.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of Tellabs' Board of Directors.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make significant judgments about the application of the accounting rules to our customer arrangements.

When a customer arrangement involves multiple deliverables, we evaluate all deliverables to determine whether they represent separate units of accounting. This approach involves a determination about:

- whether the delivered item has value to the customer on a stand-alone basis;
- whether there is objective and reliable evidence of the fair value of the undelivered item; and
- whether delivery or performance of the undelivered item is considered probable and is substantially in our control where an arrangement contains a general right of return relative to the delivered item.

The determination of whether software is more than incidental can impact whether revenue is recognized under software revenue recognition guidance or under general revenue recognition guidance. This assessment could impact the amount and timing of revenue recognition.

Many of our contracts contain customer acceptance provisions. In some cases — for example, sales involving new products—we defer revenue until we receive formal customer acceptance. In cases where we can demonstrate that the product or service has met all acceptance criteria prior to formal customer acceptance, or where we have sufficient historical evidence of customer acceptance, we consider acceptance to be perfunctory, and therefore formal customer acceptance is not required. Our judgment about whether acceptance is perfunctory can impact the timing of revenue for contracts containing acceptance provisions.

Excess & Obsolete Inventory and Excess Purchase Commitments

We determine our inventory cost using the first-in, first-out method, and we value our inventory at the lower of cost or market, with market determined by reference to current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete (E&O) and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

To determine E&O, we compare our listings of existing piece parts and finished goods to future product demand and usage requirements. We record a full valuation allowance for inventory quantities on hand in excess of two years' expected usage. For inventory quantities that fall between one and two years' demand, we use management judgment to determine the appropriate E&O amount. We do not record an allowance if the quantity is less than one year's forecasted demand.

We believe our accounting estimate related to E&O is a critical accounting estimate because it requires us to make assumptions about sales volumes and product mix that are highly uncertain, and changes in estimates can have a material effect on our financial statements.

Goodwill

We report operating results for three segments: Broadband, Transport and Services. For evaluation purposes, we tested each operating segment for possible goodwill impairment by comparing each segment's net book value with fair value in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. As each operating segment's fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded. However, events or circumstances could arise in the future that may create a need to record an impairment adjustment that could be material to our financial statements.

The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We use the discounted cash flow method to estimate the fair value of each operating segment. In estimating the fair value of the operating segments for the purpose of this analysis, we made estimates and judgments about the future cash flows of our operating segments. Although we base our cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments.

We believe that the accounting estimate related to the valuation of goodwill is a critical accounting estimate because it requires us to make assumptions that are highly uncertain about the future cash flows of our segments.

Intangible Assets

Our intangible assets consist primarily of purchased technology, which arose primarily from acquisitions of businesses in 2004 and 2003.

We evaluate the carrying value of our intangible assets for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a long-term asset is less than the reported value of the asset, an impairment charge must be recognized in the financial statements. The amount of impairment is calculated by subtracting the fair value of the asset from the reported carrying value of the asset.

We believe that the accounting estimate related to valuation of intangible assets is a critical accounting estimate because it requires us to make assumptions about future sales prices and sales volumes for our products that involve new technologies and uncertainties around customer acceptance of new products or timely introduction into their networks. The recognition of an impairment could be material to our financial statements.

Warranty Costs

We provide warranties for all of our products, which have terms and conditions that vary depending on the product sold. We provide a basic limited warranty, including parts and labor, for all products other than access products for periods that range from 90 days to five years. The basic limited warranty for access products covers parts and labor for periods that generally range from two years to six years. We record warranty expense in cost of revenue on the consolidated statement of operations. We estimate our warranty liability by applying historical warranty return rates and costs per claim to the number of units shipped that are still within their warranty period. In addition, when we judge that a particular warranty claim will involve costs that are out of the ordinary, we separately estimate the costs for that claim and record the amount as an additional warranty expense for the period in which we determine we have a liability.

We believe that the accounting estimate related to warranty costs is a critical accounting estimate because it requires us to make assumptions about matters that are highly uncertain, including: future rates of product failure; repair costs, including availability of materials; shipping and handling; and de-installation and re-installation costs at our customers' sites, among others. Consequently, the changes in our warranty reserves could be material to our financial statements.

Restructuring Reserves – Leases
Our restructuring reserves consist of amounts we owe on leases for facilities we vacated, reduced by an estimate of sublease rental income. We determined the amount of the reserve for each facility by estimating the amount of time it will be vacant before it is sublet and the terms of the sublease agreement compared with our obligation, then reducing it by an estimate of potential sublease income. We examine real estate market conditions in each location where we have a vacated facility.

We believe our accounting estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about real estate rental markets and conditions that are highly uncertain, and changes in our estimates could have a material impact on our financial statements.

Income Taxes
We conduct business and file income tax returns in numerous tax jurisdictions around the world. This requires us to interpret tax laws that are often vague and uncertain, and to make judgments about the application of those laws when we prepare our tax returns. When we calculate income tax expense and the related tax liabilities and assets for our consolidated financial statements, we use estimates of the amount of income, deductions and credits that we believe are allowable under local tax laws and that should be allowed by tax authorities if our tax returns are audited. However, tax authorities may disagree on the amounts of income, deductions and credits that are allowed to be included in those tax returns. This could result in paying additional taxes or receiving a refund of previously paid taxes.

Because we are a large multi-national corporation, the United States Internal Revenue Service (IRS) generally audits each of our federal income tax returns. During 2006, the IRS completed its examination of our federal income tax returns for the years 2001 through 2003 and notified us of its intention to assess additional taxes and interest for those years. We are appealing this decision. The IRS is currently auditing our tax returns for the years 2004 and 2005 and the 2002 through 2004 pre-acquisition years of a subsidiary. We expect these examinations will be completed in 2008. Although we have recorded tax reserves for potential IRS adjustments to our tax liabilities for prior years, we cannot provide assurance whether or not these adjustments will have a material impact on our financial statements.

Equity-Based Compensation
We account for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment.* Under the fair value recognition provisions of this statement, we measure share-based compensation cost at the grant date based on the value of the award, which is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires several assumptions, and a change in these assumptions could materially impact our stock-based compensation expense and our results of operations. These assumptions include our stock's expected volatility, the risk-free interest rate, expected option term and expected dividend yield, in addition to the amount of share-based awards that are expected to be forfeited.

Strategy and Outlook

Tellabs operates in an industry characterized by change and uncertainty.

Our wireline carrier customers face significant competitive threats to their most profitable residential services from other providers in North America and globally from the substitution of mobile services. In an effort to stem line loss and declining voice revenues, carriers have begun ambitious and expensive programs to transform their wireline networks with fiber-optic technology to deliver a bundle of voice, data and video services that is competitive with or superior to that offered by competitors.

Over the past few years, wireless carriers, also under competitive pressures, have aggressively invested in network infrastructure to deliver new, data-oriented services.

Many of these carriers have consolidated in recent years to achieve the advantages of scale needed to sustain such major network build-outs. The remaining large carriers have gained increased pricing power over equipment suppliers such as Tellabs. This consolidation has had an adverse effect on the overall capex growth in carriers.

Some equipment suppliers have consolidated in recent years to achieve the scale advantages needed to better address their consolidated customer base. Heightened competition by these suppliers has resulted in lower profits for Tellabs and some of its direct competitors. At the same time, capable suppliers still outnumber North American carrier customers by a wide margin.

Moreover in international markets the presence of Asian equipment suppliers challenges our ability to grow. Asian equipment suppliers have significantly lower cost structures than companies such as Tellabs, particularly for research and development.

Expectations for capital spending levels by our customers in 2008 vary, and generally speaking, we expect very modest global·overall growth in capex this year. We cannot predict how macro-economic issues will affect capital spending by our customers in 2008.

Over the past few years, Tellabs has shifted its product offerings to address the strategic needs of both wireline and wireless carriers. Building on a base of successful established products, we have deployed in North America the new fiber-access and ROADM technologies needed for the delivery of combined voice, data and video services to residential customers. Our new data products address the changing nature of wireless services and enterprise computing on a global basis.

Some of these newer products are less profitable than our established products, given the early-stage nature of their deployment and the conditions surrounding our industry. As we look forward, our strategy is to maximize revenue and profitability from our established products and profitably grow the new product areas.

In response to these changing industry dynamics and our changing product mix, we announced a plan early in 2008 to improve profitability by reducing operating expenses and improving gross margin.

Under this plan, together with the restructuring we announced in September 2007, we expect to reduce our expenses and costs through the course of 2008 so that when we enter 2009 our cost structure will be $100 million lower than what it was in 2007. About three-quarters of the cuts will come in operating expenses, with the balance in supply-chain and services overhead costs. We plan to achieve these results by further headcount reductions through both layoffs and expected normal attrition, lower spending for prototypes and equipment, and reductions in third-party services.

As part of this plan, we expect to incur total charges of about $12 million to $14 million during 2008, with about $8 million of the charges falling in the first quarter.

In addition, we are working to diversify our customer base. We have won significant new customers with our data products and will work to continue that trend. We are focused on increasing sales of our access products with IOC and NLEC customers in the United States. We have introduced new versions of our ROADM platform that are intended specifically for IOC, NLEC and international customers.

Since 2005, we have determined that it is appropriate for us to actively return excess capital to stockholders through stock buybacks. In 2008, the company will continue to evaluate how to use excess cash to increase stockholder value.

Forward-Looking Statements

Except for historical information, the matters discussed or incorporated by reference into this Management's Discussion and Analysis may include forward-looking statements made pursuant to the safe harbor provisions contained in the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. These statements reflect management's expectations, estimates and assumptions, based on current and available information. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words "anticipate," "believe," "estimate," "target," "expect," "predict," "plan," "possible," "intend," "likely," "will," "should," "could," "may," "foreseeable," "would" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: economic changes impacting the telecommunications industry; financial condition of telecommunications service providers and equipment vendors, including any impact of bankruptcies; the impact of customer and vendor consolidation; new product acceptance; product demand and industry capacity; competitive products and pricing; competitive pressures from new entrants to the telecommunications industry; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment and capacity; foreign economic conditions, including currency rate fluctuations; the regulatory and trade environment; the impact of new or revised accounting rules or interpretations, including revenue recognition requirements; availability and terms of future acquisitions; divestitures and investments; uncertainties relating to synergies; charges and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company's filings with the SEC. For a further description of such risks and future factors, see Item 1A of our most recently filed Form 10-K. Our actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking statements in determining whether to buy, sell or hold any of our securities. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. The foregoing discussion should be read in conjunction with the financial statements in this 2007 Annual Report.

Management's Report on Internal Control over Financial Reporting

The management of Tellabs, Inc., and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 28, 2007, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 28, 2007.

Michael J. Birck
Chairman of the Board

Krish Prabhu
President and
Chief Executive Officer

Timothy J. Wiggins
Executive Vice President and
Chief Financial Officer

February 22, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tellabs, Inc.
We have audited the accompanying consolidated balance sheets of Tellabs, Inc. and subsidiaries (the "Company") as of December 28, 2007, and December 29, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 28, 2007, and December 29, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, in 2007 the Company changed its method of accounting for uncertain tax positions in connection with the required adoption of FASB Interpretation No. 48. As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments in connection with the required adoption of Statement of Financial Accounting Standards No. 123(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 28, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois

February 22, 2008

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Tellabs, Inc.

We have audited Tellabs, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 28, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 28, 2007, and December 29, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2007, and our report dated February 22, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois

February 22, 2008

Consolidated Statements of Income

In millions, except per-share data	Year Ended 12/28/07	Year Ended 12/29/06	Year Ended 12/30/05
Revenue			
Products	$1,691.3	$1,858.6	$1,716.3
Services	222.1	182.6	167.1
	1,913.4	2,041.2	1,883.4
Cost of Revenue			
Products	1,085.9	987.0	908.8
Services	153.2	120.6	119.6
	1,239.1	1,107.6	1,028.4
Gross Profit	674.3	933.6	855.0
Operating Expenses			
Research and development	343.1	356.9	344.0
Sales and marketing	176.6	179.8	175.5
General and administrative	99.1	113.5	95.6
Intangible asset amortization	22.5	28.6	36.0
Restructuring and other charges	5.8	8.0	12.9
Purchased in-process research and development	—	—	2.2
	647.1	686.8	666.2
Operating Earnings	27.2	246.8	188.8
Other Income			
Interest income, net	50.9	45.7	28.3
Other expense, net	(7.9)	(7.8)	(4.0)
	43.0	37.9	24.3
Earnings Before Income Tax	70.2	284.7	213.1
Income tax expense	(5.2)	(90.6)	(37.3)
Net Earnings	$ 65.0	$ 194.1	$ 175.8
Net Earnings Per Share			
Basic	$ 0.15	$ 0.44	$ 0.39
Diluted	$ 0.15	$ 0.43	$ 0.39
Weighted Average Shares Outstanding			
Basic	436.6	445.9	449.9
Diluted	441.1	454.1	454.5

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

In millions, except share data	12/28/07	12/29/06
ASSETS		
Current Assets		
Cash and cash equivalents	$ 213.0	$ 153.6
Investments in marketable securities	1,005.5	1,146.5
	1,218.5	1,300.1
Other marketable securities	291.0	288.6
Accounts receivable, net of returns of $3.0 and $3.8	363.8	411.0
Inventories		
Raw materials	35.3	34.5
Work in process	11.7	19.7
Finished goods (includes costs of $6.8 and $28.6 related to deferred revenue)	124.2	112.8
	171.2	167.0
Income taxes	10.6	10.7
Miscellaneous receivables and other current assets	56.6	55.2
Total Current Assets	2,111.7	2,232.6
Property, Plant and Equipment		
Land	21.2	20.8
Buildings and improvements	209.6	205.5
Equipment	439.3	411.2
	670.1	637.5
Accumulated depreciation	(367.7)	(329.6)
	302.4	307.9
Goodwill	1,110.5	1,107.4
Intangible Assets, Net of Amortization	67.0	89.6
Other Assets	155.0	184.9
Total Assets	$ 3,746.6	$ 3,922.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 91.3	$ 119.5
Accrued compensation	49.1	70.7
Restructuring and other charges	10.8	7.8
Income taxes	83.8	97.9
Stock loan	291.0	288.6
Deferred revenue	30.0	55.4
Other accrued liabilities	117.0	122.3
Total Current Liabilities	673.0	762.2
Long-Term Restructuring Liabilities	14.4	22.3
Income Taxes	78.9	128.2
Other Long-Term Liabilities	67.0	71.4
Stockholders' Equity		
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 493,900,528 and 489,034,812 shares issued	4.9	4.9
Additional paid-in capital	1,459.5	1,395.3
Treasury stock, at cost: 75,177,591 and 49,919,908 shares	(796.7)	(598.7)
Retained earnings	2,113.3	2,042.0
Accumulated other comprehensive income	132.3	94.8
Total Stockholders' Equity	2,913.3	2,938.3
Total Liabilities and Stockholders' Equity	$ 3,746.6	$ 3,922.4

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

In millions	Year Ended 12/28/07 Shares	Year Ended 12/28/07 Amount	Year Ended 12/29/06 Shares	Year Ended 12/29/06 Amount	Year Ended 12/30/05 Shares	Year Ended 12/30/05 Amount
Common Stock						
Balance at beginning of year	489.0	$ 4.9	477.0	$ 4.8	466.9	$ 4.7
Stock issued for employee stock programs	4.9	—	12.0	0.1	10.1	0.1
Balance at end of year	493.9	4.9	489.0	4.9	477.0	4.8
Additional Paid-In Capital						
Balance at beginning of year		1,395.3		1,238.7		1,145.9
Reclassification from deferred compensation		—		(10.9)		—
Stock option activity		50.4		148.2		83.2
Restricted stock award activity		10.2		7.5		7.3
Stock purchase plan activity		3.9		6.9		2.3
Performance stock units		(0.3)		0.8		—
Deferred compensation related to acquisitions		—		4.1		—
Balance at end of year		1,459.5		1,395.3		1,238.7
Deferred Compensation						
Balance at beginning of year		—		(10.9)		(21.8)
Reclassification to additional paid-in-capital		—		10.9		—
Amortization of deferred compensation		—		—		10.9
Amortization of restricted stock awards		—		—		5.4
Restricted stock award activity		—		—		(5.4)
Balance at end of year		—		—		(10.9)
Treasury Stock						
Balance at beginning of year	49.9	(598.7)	27.7	(322.8)	3.3	(129.6)
Purchases	25.3	(198.0)	22.2	(275.9)	24.4	(193.2)
Balance at end of year	75.2	(796.7)	49.9	(598.7)	27.7	(322.8)
Retained Earnings						
Balance at beginning of year		2,042.0		1,847.9		1,672.1
Provisions of FIN 48, adjustment to beginning retained earnings		6.3		—		—
Net earnings		65.0		194.1		175.8
Balance at end of year		2,113.3		2,042.0		1,847.9
Accumulated Other Comprehensive Income						
Balance at beginning of year		94.8		57.0		125.9
Reclassification adjustment for gain (loss) included in net earnings		(2.5)		(0.5)		2.5
Unrealized gain (loss) on available-for-sale securities, net of tax (expense) benefit of $(1.6) in 2007, $1.3 in 2006 and $2.1 in 2005		2.8		5.9		(3.1)
Net unrealized holding gain (loss) on available-for-sale securities		0.3		5.4		(0.6)
Foreign currency translation adjustments		34.9		33.6		(68.3)
SFAS 158, net of tax (expense) benefit of $(1.4) in 2007 and $0.7 in 2006		2.3		(1.2)		—
Balance at end of year		132.3		94.8		57.0
Total Stockholders' Equity		$ 2,913.3		$ 2,938.3		$ 2,814.7

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

In millions	Year Ended 12/28/07	Year Ended 12/29/06	Year Ended 12/30/05
Operating Activities			
Net earnings	$ 65.0	$ 194.1	$ 175.8
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	90.7	103.5	126.1
Stock-based compensation	32.1	52.2	16.3
Deferred income taxes	(2.7)	39.4	(15.6)
Excess tax benefits from stock-based compensation	(2.1)	(15.3)	14.0
Restructuring and other charges	5.8	8.0	12.9
Other than temporary impairment charges on investments	5.7	7.0	4.8
Purchased in-process research and development	—	—	2.2
Net changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	68.4	(81.9)	(15.0)
Inventories	3.7	(52.7)	7.0
Miscellaneous receivables and other current assets	2.5	9.1	3.2
Other assets	14.9	(0.2)	(16.0)
Accounts payable	(40.0)	21.4	(15.5)
Restructuring and other charges	(10.7)	(9.8)	(24.2)
Deferred revenue	(25.4)	46.1	(0.3)
Other accrued liabilities	(32.2)	(10.6)	(27.3)
Income taxes	(29.3)	(8.7)	9.4
Other long-term liabilities	(15.0)	16.2	0.6
Net Cash Provided by Operating Activities	131.4	317.8	258.4
Investing Activities			
Capital expenditures	(57.7)	(67.2)	(61.8)
Disposals of property, plant and equipment	2.1	3.1	15.6
Payments for purchases of investments	(1,240.4)	(1,654.4)	(661.9)
Proceeds from sales and maturities of investments	1,380.9	822.1	1,180.4
Net Cash Provided by (Used for) Investing Activities	84.9	(896.4)	472.3
Financing Activities			
Proceeds from issuance of common stock under stock plans	31.4	99.6	71.6
Repurchase of common stock	(198.0)	(275.9)	(193.2)
Excess tax benefits from stock-based compensation	2.1	15.3	—
Net Cash Used for Financing Activities	(164.5)	(161.0)	(121.6)
Effect of Exchange Rate Changes on Cash	7.6	12.4	(21.2)
Net Increase (Decrease) in Cash and Cash Equivalents	59.4	(727.2)	587.9
Cash and Cash Equivalents at Beginning of Year	153.6	880.8	292.9
Cash and Cash Equivalents at End of Year	$ 213.0	$ 153.6	$ 880.8
Other Information			
Interest paid	$ 3.0	$ 2.2	$ 2.3
Income taxes paid	$ 35.0	$ 46.5	$ 11.8

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business
We design and market equipment to telecommunications service providers worldwide. Our products and services provide solutions to deliver wireline and wireless voice, data and video services for business and residential customers. We also provide installation and professional services that support our products.

Principles of Consolidation
Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. We eliminated all intercompany accounts and transactions.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
We consider all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities, cost-basis investments and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities based on quoted market prices and the fair value of our derivatives is based on quoted market prices or current rates offered for instruments with similar characteristics. See discussion in Notes 5 and 6 regarding investments and derivatives, respectively.

Accounts Receivable Allowances
We base our reserve for allowances on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as customer financial strength, the age of accounts receivable balances, current economic conditions that may affect a customer's ability to pay and historical experience. As specific balances are determined to be ultimately uncollectible, they are removed from our accounts receivable aging.

Inventories and Suppliers
We determine our inventory cost using the first-in, first-out method. We value our inventory at the lower of cost or market, with market determined at the lower of current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

We obtain products from third-party suppliers, due to the outsourcing of our manufacturing. Although a limited number of suppliers are used to manufacture our products, we believe other suppliers could provide similar products on comparable terms. An inability of a supplier to provide product would cause a near-term reduction of revenue, which would affect operating results adversely.

Property, Plant and Equipment
We record property, plant and equipment at cost. We compute depreciation using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the lesser of the life of the lease or the useful life of the asset, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Stock Options
At the beginning of 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) 123(R), *Share-Based Payments*, requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected to use the modified prospective transition method, and therefore did not restate prior periods. In addition, we eliminated the balance of deferred compensation expense in Stockholders' Equity against *Additional paid-in-capital* on December 31, 2005, as required by this statement.

Prior to the adoption of SFAS 123(R), we accounted for equity-based compensation plans under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. If compensation cost for our stock-based compensation plans had been determined using the fair value at the grant dates for awards under those plans consistent with the method required by SFAS 123, *Accounting for Stock-Based Compensation*, our net earnings and net earnings per share would have changed to the pro forma amounts indicated below:

In millions, except per-share data	2005
Net earnings as reported	$175.8
Add: stock-based employee compensation expense included in reported net earnings, net of related tax effects	10.3
Less: Total stock-based employee compensation expense determined under fair-value based method for all grants, net of related tax effects[1]	(18.9)
Pro forma net earnings	$167.2
Net earnings per common share	
As reported	$ 0.39
Pro forma basic and diluted	$ 0.37

[1] The pro forma effect recorded in 2005 includes a tax benefit of $62.7 million, of which $35.6 million represents the release of a valuation allowance maintained against the deferred tax benefit on stock-based employee compensation expense recorded in 2004 and 2003.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis at enacted tax rates when such amounts are expected to be realized or settled. We provide valuation allowances if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Goodwill

We report operating results for three segments: Broadband, Transport and Services. Our segments represent our reporting units, which are used for evaluation purposes. We test each operating segment for possible goodwill impairment annually and when impairment indicators exist, by comparing each segment's net book value to fair value in accordance with SFAS 142, *Goodwill and Other Intangible Assets.* The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We use the discounted cash flow method to estimate the fair value of each operating segment. This methodology requires us to use estimates and judgments about the future cash flows of our operating segments. The assumptions used in our cash flow forecasts are consistent with plans and estimates we use to manage the underlying operating segments. However, events or circumstances could arise in the future that may create a need to record an impairment.

Intangible Assets

Our intangible assets are made up primarily of purchased technology and customer relationships from acquisitions. All assets are amortized over their estimated useful lives and reviewed for impairment, in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, when indicators of impairment exist, such as loss of customer relationships, customer nonacceptance of our products and underlying technology, and reduced product margins indicating declining operating performance or cash flows.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition.*

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping terms and related documents are used to verify delivery or performance.

The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Collectibility is assessed based on the creditworthiness of the customer as determined by credit checks and the customer's payment history to the Company. If collectibility is not considered probable, revenue is not recognized until the fee is collected.

The majority of our revenue comes from product sales. We generally recognize revenue either upon shipment or upon delivery to the customer, depending on the contractual delivery terms.

Some of our customer agreements contain acceptance clauses that grant the customer the right to return or exchange products that do not conform to specifications. If we do not have sufficient historical evidence of customer acceptance, we recognize revenue when the conditions of acceptance have been met or the acceptance provisions lapse. When we have sufficient historical evidence that our products meet the specifications, we recognize revenue upon shipment or delivery.

Some customer agreements grant the right to return or exchange product based on subjective criteria. We accrue for returns under the guidance of SFAS No. 48, *Revenue Recognition When Right of Return Exists*, based on historical evidence of rates of return. We recognize revenue, net of potential returns, upon shipment or upon delivery of the product to the customer.

Some of our customer arrangements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other incentives and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

We also recognize revenue from deployment services, support agreements, training and other professional services. Deployment services revenue results from installation of our products at customer sites. Installation services, which generally occur over a short time period, are not services essential to the functionality of our products, as customers may purchase installation services from us, install our products themselves, or hire third parties to perform the installation. We recognize revenue for deployment services upon completion. We recognize revenue from support agreements ratably over the service period. We recognize training and other professional services revenue upon completion.

Some of our customer arrangements include multiple deliverables, such as product sales that include services to be performed after delivery of the product. In such cases, we apply the guidance in Emerging Issues Task Force (EITF) 00-21, *Revenue Arrangements with Multiple Deliverables*. Generally, we account for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has stand-alone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) included in the arrangement, and (3) if we have given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control.

We generally determine if objective and reliable evidence of fair value for the items included in a multiple-element arrangement exists based on whether we have vendor specific objective evidence (VSOE) of the price that we sell an item for on a stand-alone basis. If we do not have VSOE for the item, we will use the price charged by a vendor selling a comparable product or service on a stand-alone basis to similarly situated customers, if available.

When there is objective and reliable evidence of fair value for all units of accounting in an arrangement, we allocate the arrangement consideration to the separate units of accounting based on their relative fair values. In cases where we have objective and reliable evidence of fair value for the undelivered items in an arrangement, but no such evidence for the delivered items, we allocate the arrangement consideration using the residual method. If the elements cannot be considered separate units of accounting, or if we cannot determine the fair value of any of the undelivered elements, we defer revenue until the entire arrangement is delivered or fair value can be determined for all undelivered units of accounting.

Once we have determined the amount, if any, of arrangement consideration allocable to the undelivered item(s), we apply the applicable revenue recognition policy, as described elsewhere herein, to determine when such amount may be recognized as revenue.

When an arrangement includes software that is more than incidental, we account for the transaction under the provisions of Statement of Position (SOP) 97-2, *Software Revenue Recognition*. If the arrangement includes non-software elements for which software is essential to the functionality of the element, those elements are also accounted for under SOP 97-2, as prescribed in EITF 03-05, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software*.

Many of our customer arrangements include the right to invoice the customer for costs of shipping product to the customer's location. In these cases, we record the amount included on the customer's invoice for shipping costs as revenue, in accordance with EITF 00-10, *Accounting for Shipping and Handling Fees and Costs*. The cost of shipping products to customers is recorded as cost of revenue.

EITF 06-03, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement*, which was issued in 2006, allows revenue to be presented either gross or net of these sales-related taxes. We record revenue net of any sales-related taxes that are billed to our customers. We believe this approach results in financial statements that are more easily understood by investors.

Earnings Per Share

We base earnings per share on the weighted average number of common shares (basic) and the weighted average common shares adjusted for assumed exercises of dilutive stock options, restricted stock and shares under the employee stock purchase plan (diluted). We base earnings per share in periods of a net loss solely on basic weighted average number of common shares under generally accepted accounting principles.

Foreign Currency Translation
We generally measure the financial statements of our foreign subsidiaries using the local currency as the functional currency. In such cases, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and we translate revenue and expenses at weighted average exchange rates during the year. We record the gain or loss from translating a subsidiary's stockholders' equity into U.S. dollars as foreign currency translation adjustments in *Accumulated Other Comprehensive Income.*

Foreign Currency Transactions
We recognize foreign currency transaction gains and losses resulting from changes in exchange rates in *Other expense, net.* We recorded net losses of $1.1 million in 2007, $2.5 million in 2006 and $4.0 million in 2005.

2. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, *Fair Value Measurements,* which defines fair value, creates a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial assets and liabilities and recurring non-financial assets and liabilities issued for fiscal years beginning after November 15, 2007, and the interim periods within those fiscal years. The FASB has provided a one-year deferral for the implementation of SFAS 157 (fiscal years beginning after November 15, 2008) for all non-financial and non-recurring assets and liabilities, which include our long-lived assets, goodwill and intangible assets. We will adopt the provisions of SFAS 157 for all financial and recurring non-financial assets and liabilities on the effective date. We will adopt the provisions of SFAS 157 for non-financial and non-recurring assets and liabilities as of the deferred effective date. Based on the provisions of SFAS 157, the difference between the carrying value and fair value will be recognized at the adoption date as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 157 will not have a material effect on our financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* including an amendment of SFAS 115. SFAS 159 permits all entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value at specified election dates. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The associated unrealized gains and losses on the items for which the fair value option has been elected shall be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS 159 on the effective date. Based on the provisions of SFAS 159, the difference between the carrying value and fair value will be recognized at the adoption date as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 159 will not have an effect on our financial statements.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations.* SFAS 141(R) establishes principles and requirements for an acquirer, which improves the relevance, representational faithfulness and comparability of information provided by a reporting entity in its financial reports about business combinations and its effects. SFAS 141(R) is effective prospectively to business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Currently, we are not able to estimate the impact SFAS 141(R) will have on our financial statements.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51).* SFAS 160 establishes accounting and reporting standards designed to improve the relevance, comparability and transparency of the financial information provided in a reporting entity's consolidated financial statements. SFAS 160 requires:

- ownership interests in subsidiaries held by parties, other than the parent, to be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent's equity,
- net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income,
- changes in the parent's ownership interest to be accounted for as equity transactions, if a subsidiary is deconsolidated and any retained noncontrolling equity investment to be measured at fair value,
- and that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and noncontrolling owners.

SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008.

Currently, we are not able to estimate the impact SFAS 160 will have on our financial statements.

3. Restructuring and Other Charges

During the third quarter of 2007, our management initiated a plan to better align our resources with strategic business objectives. The primary activity is a reduction of headcount in both the Broadband and Transport segments of our business. By the end of 2007, we reduced headcount by 126 and recorded $5.5 million, primarily in cash severance expense related to those reductions. We have substantially completed the objectives of this plan.

In the second quarter of 2006, we had restructuring activities to reduce costs and better align our resources with our internal needs and our customers' requirements. The activities included consolidation of our two order configuration and distribution centers in North America into a single location, and a reduction of headcount in both the Transport and Broadband segments of our business. We reduced headcount by 126 employees during 2006 and closed or consolidated two leased facilities as a result of those reductions. These activities have been completed. The total expense of the 2006 restructuring plans was $9.2 million, which included $2.3 million in severance costs, $6.7 million in facility charges and $0.2 million in asset disposals, all of which were recorded in 2006.

In the fourth quarter of 2004 and throughout 2005, we initiated and executed plans to improve profitability by reorganizing our operations in Denmark and Finland, and by reducing headcount on a smaller scale in other locations. Implementation of these plans, which is complete, resulted in workforce reductions, facility closures and asset disposals. Total charges of these plans were $17.4 million, including $1.6 million in 2004 and $15.8 million in 2005. The breakdown of these charges is $14.0 million for severance, $2.9 million in facility and related costs, and $0.5 million in noncancelable software licenses.

An additional charge to restructuring expense in 2007 of $0.3 million includes a reduction of $0.1 million in severance and an increase of $0.4 million in facility related charges. Reductions to restructuring expense in 2006 totaled $1.2 million, including $0.5 million in severance and $0.7 million in facility related charges. The changes in 2007 and 2006 are both due to changes in estimates to previous restructuring plans. A net reduction during 2005 to prior restructuring plans of $2.9 million in facility charges was recorded primarily as a result of favorable subleasing.

As of December 28, 2007, we had $25.2 million accrued for restructuring plans. The 2007 restructuring plan balance of $4.0 million primarily consists of cash severance that we expect to pay through the third quarter of 2008. The $21.2 million balance for previous restructuring plans relates to net lease obligations that expire by 2012.

The following table summarizes our restructuring and other charges recorded in operating expenses for the plans mentioned above, as well as adjustments to reserves recorded for prior restructurings:

In millions	2007	2006	2005
Severance and other termination benefits	$5.4	$1.8	$12.4
Facility and other exit costs	0.4	6.2	—
Other obligations	—	—	0.5
Total restructuring and other charges	$5.8	$8.0	$12.9

The following table summarizes our restructuring and other charges activity by segment during 2007 and 2006 and the status of the reserves at year end:

In millions	12/29/06	Restructuring Expense	Cash Payments	Other Activities [1]	12/28/07
2007 Restructuring Plan					
Broadband	$ —	$ 4.8	$ (1.4)	$ 0.2	$ 3.6
Transport	—	0.7	(0.3)	—	0.4
Subtotal 2007 Restructuring	—	5.5	(1.7)	0.2	4.0
2006 Restructuring Plans					
Broadband	7.1	1.0	(2.7)	—	5.4
Transport	0.2	—	—	—	0.2
Subtotal 2006 Restructuring	7.3	1.0	(2.7)	—	5.6
Previous Restructuring Plans					
Broadband	0.2	—	(0.1)	—	0.1
Transport	22.6	(0.7)	(6.4)	—	15.5
Subtotal Previous Restructuring	22.8	(0.7)	(6.5)	—	15.6
Total All Restructuring Plans	$30.1	$ 5.8	$(10.9)	$ 0.2	$25.2

In millions	12/30/05	Restructuring Expense	Cash Payments	Other Activities [1]	12/29/06
2006 Restructuring Plans					
Broadband	$ —	$ 8.6	$ (2.3)	$ 0.8	$ 7.1
Transport	—	0.6	(0.3)	(0.1)	0.2
Subtotal 2006 Restructuring	—	9.2	(2.6)	0.7	7.3
2005/2004 Restructuring Plans					
Broadband	0.9	(0.1)	(0.7)	—	0.1
Transport	0.4	(0.4)	—	—	—
Subtotal 2005/2004 Restructuring	1.3	(0.5)	(0.7)	—	0.1
Previous Restructuring Plans					
Broadband	0.3	—	(0.2)	—	0.1
Transport	29.6	(0.7)	(6.3)	—	22.6
Subtotal Previous Restructuring	29.9	(0.7)	(6.5)	—	22.7
Total All Restructuring Plans	$31.2	$ 8.0	$ (9.8)	$ 0.7	$30.1

[1] Other activities include the effects of currency translation, write-downs of property, plant and equipment to be disposed, and other changes in the reserve balance that do not flow through restructuring expense.

4. Goodwill and Intangible Assets

Goodwill

Prior to 2006, we reported goodwill as a single consolidated segment. In 2006 we began reporting operations in multiple segments: Broadband, Transport and Services. Due to the change in operating segments, we allocated goodwill to each operating segment beginning in 2006, based on each segment's proportional fair value.

In 2007, we made adjustments of $0.6 million related to the adoption of FIN 48, *Accounting for Uncertainty in Income Taxes*, which resulted in a reduction of our tax benefit associated with prior acquisitions. We made adjustments of $1.9 million during 2006 to reduce goodwill from the acquisition of AFC, which relates primarily to exit cost liabilities associated with the acquisition. We also made an adjustment of $5.6 million during 2006 to reduce goodwill to reflect a tax benefit for net operating losses from a prior acquisition. During 2005, we made adjustments to the AFC purchase price of $13.8 million for costs to exit facilities and adjustments of $9.7 million related to other assets and liabilities assumed in the acquisitions of AFC and Vinci.

We tested each operating segment for possible goodwill impairment by comparing each segment's net book value with fair value in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. As each operating segment's fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded. However, events or circumstances could arise in the future that may create a need to record an impairment adjustment that could be material to our financial statements. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We use the discounted cash flow method to estimate the fair value of each operating segment. This methodology requires us to use estimates and judgments about the future cash flows of our operating segments. Although we base our cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments.

The following table reconciles goodwill from December 31, 2005, as follows:

In millions	2007 Broadband	2007 Transport	2007 Services	2007 Total	2006 Broadband	2006 Transport	2006 Services	2006 Total
Beginning balance	$592.3	$392.9	$122.2	$1,107.4	$594.7	$394.5	$122.7	$1,111.9
Additions/(reductions)	0.3	0.2	0.1	0.6	(4.0)	(2.7)	(0.8)	(7.5)
Currency translation adjustments	1.3	0.9	0.3	2.5	1.6	1.1	0.3	3.0
Ending balance	$593.9	$394.0	$122.6	$1,110.5	$592.3	$392.9	$122.2	$1,107.4

Intangible Assets

We amortize our intangible assets with finite lives on a straight-line basis over their estimated useful lives, which range from approximately 1 year to 13 years.

In accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, intangible assets are reviewed for impairment when events or circumstances indicate that its carrying amount may not be recoverable. No impairment was recorded in 2007. During the fourth quarter of 2006, we recorded a charge of $1.4 million for impaired developed technology related to the Tellabs® 1600 small business ONT, based on reduced demand. The impairment adjustment is included in *Intangible asset amortization*. Total impairment for this asset relates to the Broadband segment.

The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

In millions	12/28/07 Gross Assets	12/28/07 Accumulated Amortization	12/28/07 Net	12/29/06 Gross Assets	12/29/06 Accumulated Amortization	12/29/06 Net
Developed technology	$149.2	$(102.4)	$46.8	$149.2	$(81.8)	$67.4
Customer relationships/backlog	34.2	(10.6)	23.6	34.2	(8.2)	26.0
Trade name/trademarks	2.0	(2.0)	—	2.0	(2.0)	—
Leasehold estates	(4.6)	1.2	(3.4)	(4.6)	0.8	(3.8)
Total	$180.8	$(113.8)	$67.0	$180.8	$(91.2)	$89.6

The estimated amortization expense for each of the next five years follows:

In millions	
2008	$22.2
2009	$18.5
2010	$ 7.8
2011	$ 4.2
2012	$ 3.6

5. Investments

We account for investments in marketable securities at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders' equity. We base realized gains and losses on specific identification of the security sold. At December 28, 2007, and December 29, 2006, available-for-sale marketable securities consisted of the following:

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
2007				
U.S. government debt obligations	$ 80.7	$0.6	$(0.1)	$ 81.2
U.S. government-sponsored enterprise (agency) debt obligations	256.9	2.7	—	259.6
Municipal tax-exempt debt obligations	283.4	1.7	—	285.1
Corporate debt and asset-backed obligations	184.7	1.0	(1.5)	184.2
Foreign government debt obligations	73.4	0.1	(0.2)	73.3
Foreign bank and corporate debt obligations	103.9	0.7	(0.4)	104.2
Preferred and common stocks	18.6	—	(0.7)	17.9
	$1,001.6	$6.8	$(2.9)	$1,005.5
2006				
U.S. government debt obligations	$ 59.0	$ —	$(0.2)	$ 58.8
U.S. government-sponsored enterprise (agency) debt obligations	356.9	0.6	(1.8)	355.7
Municipal tax-exempt debt obligations	339.5	0.1	(0.2)	339.4
Corporate debt and asset-backed obligations	240.2	0.5	(0.6)	240.1
Foreign government debt obligations	89.3	—	(0.6)	88.7
Foreign bank debt obligations	16.9	0.2	—	17.1
Preferred and common stocks	47.3	0.5	(1.1)	46.7
	$1,149.1	$1.9	$(4.5)	$1,146.5

Of our available-for sale debt obligations at December 28, 2007, $169.6 million have contractual maturities of less than 12 months, $769.2 million have contractual maturities of greater than one year up to five years, and $44.2 million have contractual maturities greater than five years.

Gross unrealized gains related to our fixed-income securities were caused by interest rate fluctuations. Gross unrealized losses related to fixed-income securities were primarily due to changes in market conditions that caused spreads to widen for fixed-income securities. We review investments held with unrealized losses to determine if the loss is other-than-temporary. We evaluated near-term prospects of the security in relation to the severity and duration and our intent and ability to hold the security for a period of time sufficient to allow for an anticipated recovery. Based on our review, we determined that it was not reasonable to assume that some of our preferred stocks would recover to fair value in the near-term due to the severity and duration of the impairment. We recognized a $5.2 million other-than-temporary impairment as of

December 28, 2007. For all other investments we determined that our ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value was reasonable and do not consider these investments to be other-than-temporarily impaired at December 28, 2007. No other-than-temporary impairments were recorded for the years ended December 29, 2006, and December 30, 2005.

Investments in marketable securities with unrealized losses at December 28, 2007, and December 29, 2006, were as follows:

	Unrealized Loss Less than 12 months		Unrealized Loss Greater than 12 months		Total	
In millions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2007						
U.S. government debt obligations	$ 28.8	$(0.1)	$ —	$ —	$ 28.8	$(0.1)
Corporate debt and asset-backed obligations	53.5	(1.2)	11.1	(0.3)	64.6	(1.5)
Foreign government debt obligations	31.2	(0.1)	15.1	(0.1)	46.3	(0.2)
Foreign bank and corporate debt obligations	50.9	(0.3)	10.7	(0.1)	61.6	(0.4)
Preferred and common stocks	3.8	(0.7)	—	—	3.8	(0.7)
Total	$168.2	$(2.4)	$ 36.9	$(0.5)	$205.1	$(2.9)
2006						
U.S. government debt obligations	$ 8.0	$ —	$ 39.9	$(0.2)	$ 47.9	$(0.2)
U.S. government-sponsored enterprise (agency) debt obligations	51.9	(0.3)	139.7	(1.5)	191.6	(1.8)
Municipal tax-exempt debt obligations	61.8	(0.1)	91.2	(0.1)	153.0	(0.2)
Corporate debt and asset-backed obligations	15.9	(0.1)	122.0	(0.5)	137.9	(0.6)
Foreign government debt obligations	2.3	(0.1)	72.6	(0.5)	74.9	(0.6)
Preferred and common stocks	—	—	33.7	(1.1)	33.7	(1.1)
Total	$139.9	$(0.6)	$499.1	$(3.9)	$639.0	$(4.5)

The following table presents gross realized gains and losses related to the fixed income investments:

		Year Ended	
In millions	12/28/07	12/29/06	12/30/05
Gross realized gains	$ 3.2	$ 0.6	$ 0.7
Gross realized losses[1]	(8.7)	(1.1)	(6.9)
Total	$(5.5)	$(0.5)	$(6.2)

[1] Includes $5.2 million other-than-temporary impairment for the year ended December 28, 2007.

As a result of the AFC acquisition, we acquired 10.6 million shares of Cisco common stock, shown as *Other marketable securities* in *Current Assets.* AFC owned this stock as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle the hedge contracts on the Cisco stock. The aggregate amount of the fair values of those stock loans are reflected as a current liability on our balance sheets as of December 28, 2007, and December 29, 2006. The values of both the asset and liability move in tandem with each other since each is based on the number of shares we hold at the current stock price. At December 28, 2007, *Other marketable securities* and *Stock loan* was $291.0 million at a market price of $27.56 per share and $288.6 million at a market price of $27.33 per share at December 29, 2006. The fees for 2007 associated with the stock loan agreement were $2.1 million.

In addition to the above investments, we maintain investments in start-up technology companies and partnerships that invest in start-up technology companies. We recorded these investments in *Other Assets.* These investments totaled $12.5 million ($11.0 million recorded at cost and $1.5 million recorded at fair value) at December 28, 2007, and $17.8 million ($10.3 million recorded at cost and $7.5 million recorded at fair value) at December 29, 2006.

We review each investment in our portfolio quarterly, including historical and projected financial performance, expected cash needs and recent funding events. We recognize other-than-temporary impairments if the market value of the investment is below its cost basis for an extended period of time or if the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $0.5 million for the year ended December 28, 2007, and are included in *Other expense, net* in the Consolidated Statements of Income.

Other-than-temporary impairments were $7.0 million for the year ended December 29, 2006. During 2006, we recorded a net gain of $5.5 million to *Other Comprehensive Income* on available-for-sale securities as the investment was converted from preferred to public common shares. The investment had an aggregate value of $7.5 million. Other-than-temporary impairments were $4.8 million for the year ended December 30, 2005, which included a loss of $0.5 million from currency translation adjustments related to the sale of a foreign investment. In 2005, we recorded $4.0 million in income from a long-term investment because the underlying company was purchased by a publicly traded entity.

6. Derivative Financial Instruments

Financial Instruments and Market Risk

We conduct business on a global basis in U.S. and foreign currencies, so our financial results are subject to risks associated with fluctuating foreign exchange rates. To mitigate these risks, we have a foreign currency exposure management program which uses derivative foreign exchange contracts to address nonfunctional currency exposures that are expected to be settled in one year or less. We enter into derivative foreign exchange contracts only to the extent necessary to meet our goal of mitigating nonfunctional foreign currency exposures. We do not enter into hedging transactions for speculative purposes. The derivative foreign exchange contracts consist of foreign currency forward and option contracts.

Derivative financial contracts involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these contracts relates to changes in foreign currency exchange rates, which generally are offset by changes in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities because the counterparties are all large international financial institutions. We monitor the counterparties' credit ratings and other market data to minimize our credit risk. In addition, we also limit the aggregate notional amount of agreements entered into with any one financial institution to mitigate credit risk.

Non-designated Hedges
We use derivative contracts to manage overall foreign currency exposures that are remeasured through income. We record these contracts on the balance sheet at fair value. Changes in the fair value of these contracts are included in earnings as part of *Other expense, net.* We had a net gain of $2.2 million in 2007, a net gain of $7.5 million in 2006 and a net loss of $23.3 million in 2005. Receivables resulting from the contracts are included in *Miscellaneous receivables and other current assets*, while payables from the contracts are included as part of *Other accrued liabilities.* We do not engage in hedging specific individual transactions.

Cash Flow Hedges
We use derivative contracts designated as cash flow hedges to mitigate currency risk related to an imbalance of nonfunctional currency denominated costs and related revenue. We conducted monthly effectiveness tests of our derivative contracts on a spot-to-spot basis, which excludes the time value related to forward points. In 2007, we recorded a loss of $0.4 million related to time value in *Other expense, net.* Effective gains and losses from our derivative contracts are recorded in *Accumulated other comprehensive income* until the underlying transactions are realized, at which point they are reclassified to either *Operating expense, Other expense, net* or *Other cost of revenue*, depending on the nature of the underlying transaction. Ineffectiveness of our derivative contracts is recorded to *Other expense, net.* We recorded nominal ineffectiveness in 2007. If it becomes probable that an anticipated transaction, which is hedged, will not occur, we immediately reclassify the gains or losses related to that hedge from *Accumulated other comprehensive income* to *Other expense, net.* At year-end 2007, we had a balance of $0.4 million remaining in *Accumulated other comprehensive income*, which is expected to be reclassified to income within the next twelve months.

Our net foreign currency exposure is diversified among a broad number of currencies. The notional amounts reflected in the following table represent the U.S. dollar values of the agreed-upon amounts that will be delivered to a third party on the agreed-upon date:

In millions	Notional Value of Forward Contracts[1]
Forward contracts at December 28, 2007:	
Related forward contracts to sell foreign currencies for Euro	$146.3
Related forward contracts to buy foreign currencies for Euro	57.6
Related forward contracts to sell foreign currencies for British pound	15.8
Related forward contracts to sell foreign currencies for U.S. dollar	13.8
Related forward contracts to buy foreign currencies for U.S. dollar	2.1
Related forward contracts to buy foreign currencies for Australian dollar	11.6
Related forward contracts to sell foreign currencies for Singapore dollar	1.3
Total	$248.5
Forward contracts at December 29, 2006:	
Related forward contracts to sell foreign currencies for Euro	$ 89.9
Related forward contracts to buy foreign currencies for Euro	28.2
Related forward contracts to sell foreign currencies for Danish kroner	1.4
Related forward contracts to sell foreign currencies for British pound	15.0
Related forward contracts to buy foreign currencies for British pound	0.9
Related forward contracts to sell foreign currencies for U.S. dollar	8.9
Related forward contracts to buy foreign currencies for U.S. dollar	3.0
Related forward contracts to sell foreign currencies for India rupee	1.3
Related forward contracts to buy foreign currencies for India rupee	3.1
Related forward contracts to sell foreign currencies for Australian dollar	1.5
Related forward contracts to buy foreign currencies for Thai baht	2.1
Total	$155.3

[1] Pursuant to our policy, we entered into the above contracts immediately prior to the respective year-ends. Accordingly, the fair value of such contracts was nominal as of December 28, 2007, and December 29, 2006.

7. Product Warranties

We provide warranties for all of our products. The specific terms and conditions of those warranties vary depending on the product. We provide a basic limited warranty, including parts and labor, for all products except access products, for periods ranging from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods ranging from 2 to 6 years.

Our estimate of warranty liability involves many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liability and adjust the amounts as necessary. We classify the portion of our warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of our warranty liability that we expect to incur more than 12 months in the future as a long-term liability. Our product warranty liabilities are as follows:

In millions	12/28/07	12/29/06	12/30/05
Balance at beginning of year	$45.0	$49.2	$41.2
Accruals for product warranties issued	22.0	19.1	37.0
Settlements	(17.9)	(23.3)	(29.0)
Balance at end of year	$49.1	$45.0	$49.2
Balance sheet classification at end of year			
Other accrued liabilities	$25.1	$23.3	$27.9
Other long-term liabilities	24.0	21.7	21.3
Total product warranty liabilities	$49.1	$45.0	$49.2

8. Employee Stock Plans

The Tellabs, Inc. 2004 Incentive Compensation Plan provides for the grant of short-term and long-term incentives, including stock options, stock appreciation rights (SARs), restricted stock and performance stock units. We approved 39,139,977 shares for grant under the plan, of which 20,599,051 remain available for grant at December 28, 2007. Under the 2004 plan and predecessor plans, we granted awards at market value on the date of grant.

Effective April 25, 2007, we suspended the 2005 Tellabs, Inc. Employee Stock Purchase Plan. The final purchase for employees enrolled through the date of suspension occurred on April 30, 2007.

At the beginning of our first quarter of 2006, we adopted the provisions of SFAS 123(R), which require us to recognize expense related to the fair value of our stock-based compensation awards. We elected to use the modified prospective transition method, and therefore did not restate prior periods. In addition, we eliminated the balance of deferred compensation in *Stockholders' Equity* against *Additional paid-in-capital* as of December 31, 2005, as required by this statement.

Stock Options and Stock-Settled Stock Appreciation Rights

Stock options and stock-settled SARs granted in 2007 and 2006 generally vest over three years from the grant date. Effective May 14, 2007, all outstanding stock-settled SARs were converted into an equivalent number of stock options to simplify the administration of these instruments. This conversion did not change the expensing characteristics, as these options have the same exercise price and vesting schedule as the originally granted stock-settled SARs. We recognize compensation expense on a straight-line basis over the service period based on the fair value of the stock options on the grant date. Compensation expense for stock options and stock-settled SARs was $21.9 million in 2007 and $38.3 million in 2006. Options granted but unexercised expire 10 years from the grant date.

We estimate the fair value of stock options and stock-settled SARs using the Black-Scholes option-pricing model. This model requires the use of assumptions that will have a significant impact on the fair value estimate. The following table summarizes the assumptions used to compute the weighted-average fair value of current period stock option grants and stock-settled SARs:

	2007	2006	2005
Expected volatility	41.2%	46.3%	51.9%
Risk free-interest rate	4.5%	4.8%	3.9%
Expected term (in years)	4.6	4.5	4.0
Expected dividend yield	0.0%	0.0%	0.0%

We based our calculation of expected volatility on a combination of historical and implied volatility for options and stock-settled SARs granted in 2007 and 2006 and on historical volatility for options granted in 2005. If we had determined the expected volatility for 2005 using a combination of historical and implied volatility, the expected volatility would have been 49.2%. We based the risk-free interest rate on the U.S. Treasury yield curve in effect at the date of grant. We estimated the expected term of the options and stock-settled SARs using their vesting period, post-vesting employment termination behavior and historical exercise patterns.

The following is a summary of the activity in our stock options and stock-settled SARs during 2007, and status at the end of the year ended December 28, 2007:

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding—beginning of year	41,699,013	$16.91		
Granted	1,934,819	$10.32		
Exercised	(3,779,087)	$ 7.56		
Forfeited/expired	(2,866,091)	$20.44		
Outstanding—end of year	36,988,654	$17.25	5.0	$5.1
Exercisable—end of year	32,627,133	$18.13	4.5	5.1
Shares expected to vest	36,353,411	$17.36	4.9	5.1
Weighted average fair value of options granted during 2007		$ 4.21		

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on our closing stock price as of December 28, 2007, that the option holders would have received had all holders exercised their options as of that date. The aggregate intrinsic value of exercised stock options was $13.2 million in 2007, $50.3 million in 2006 and $22.9 million in 2005.

As of December 28, 2007, we had $16.9 million of unrecognized compensation cost related to stock options that we expect to recognize over a weighted average period of 1.6 years. The weighted average fair value of stock options granted was $5.70 in 2006 and $3.85 in 2005.

Cash-Settled Stock Appreciation Rights

Our 2004 Incentive Compensation Plan also provides for the granting of cash-settled SARs in conjunction with, or independent of, the stock options under the plans. These SARs allow the holder to receive in cash the difference between the cash-settled SARs' grant price (market value of our stock on the grant date) and the market value of our stock on the date the holder exercises the SAR. These cash payments were negligible in 2007, $0.1 million in 2006 and $0.1 million in 2005. The cash-settled SARs are generally assigned 10-year terms. Cash-settled SARs generally vest over three years from the grant date. At December 28, 2007, there were 231,123 cash-settled SARs outstanding with exercise prices that ranged from $6.01 to $70.06. The weighted average price of the 151,243 cash-settled SARs granted in 2007 was $10.24. The weighted average price of the 71,300 cash-settled SARs granted in 2006 was $11.62. The weighted average price of the 16,720 cash-settled SARs granted in 2005 was $8.38.

Restricted Stock

We granted 2,903,869 restricted shares in 2007, 1,114,227 restricted shares in 2006 and 944,984 restricted shares in 2005. Of the shares granted in 2007, 1,448,723 vest over a three-year period, 1,415,146 shares vest over a two-year period and 40,000 shares vest over a one-year period. Of the shares granted in 2006, 1,047,621 shares vest over a two-year period and 66,606 shares vest over a one-year period. Of the shares granted in 2005, 214,500 shares vest over a two-year period and 730,484 shares vest over a one-year period. We recognize compensation expense on a straight-line basis over the vesting periods based on the market price of our stock on the grant date. Compensation expense was $10.2 million in 2007, $7.9 million in 2006 and $5.4 million in 2005. The weighted average issuance price of restricted stock granted in 2007 was $9.84 per share. The weighted average issuance price of restricted stock granted in 2006 was $12.98 per share. The weighted average issuance price of restricted stock granted in 2005 was $8.44 per share. Our non-vested stock award activity for 2007 follows:

	Shares	Weighted-Average Grant Date Fair Value
Non-vested—beginning of year	1,339,308	$12.22
Granted	2,903,869	$ 9.84
Vested	(806,752)	$11.80
Forfeited	(215,414)	$10.65
Non-vested—end of year	3,221,011	$10.28

As of December 28, 2007, we had $23.8 million of unrecognized compensation cost related to restricted stock that we expect to recognize over a weighted average period of 1.0 year.

Performance Stock Units
We granted 375,000 performance stock units (PSUs) in 2007 and 270,000 PSUs in 2006 to executive officers. We did not grant PSUs previously. The PSUs granted in 2007 entitle the recipients to receive shares of our common stock commencing in March 2008, contingent on the achievement of company operating income and revenue-based targets for the 2007 fiscal year. Following achievement of these financial measures and subject to continued employment, one-third of such shares will be issued in annual installments in March 2008, March 2009 and March 2010. At minimum target performance, we will issue one-half share for each PSU granted and at maximum target performance, two shares will be granted for each PSU granted. The weighted average issuance price of the PSUs granted in 2007 was $12.53 per share.

The PSUs granted in 2006 entitle the recipients to receive shares of our common stock in March 2008, contingent on the achievement of cumulative company operating income and revenue-based targets for the 2006 and 2007 fiscal years. At minimum target performance, we will issue one-half share for each PSU granted and at maximum target performance, three shares will be granted for each PSU granted. The weighted average issuance price of the PSUs granted in 2006 was $11.37 per share.

At December 28, 2007, there were 555,000 PSUs outstanding, which reflects a reduction of 90,000 shares forfeited in 2007. Due to a decline in operating performance relative to targets, compensation expense for PSUs was a credit of $0.3 million in 2007. Compensation expense was $0.8 million in 2006.

Employee Stock Purchase Plan
Under the 2005 Tellabs, Inc. Employee Stock Purchase Plan, employees were able to elect to withhold a portion of their compensation to purchase our common stock at 85% of the fair market value on the date of purchase. In 2007, 384,893 shares of common stock were purchased under the plan, with 8,845,990 remaining available for purchase under the plan at December 28, 2007. Compensation expense for the plan was $0.4 million in 2007 and $1.0 million in 2006. The weighted average purchase price of shares purchased under the plan in 2007 was $9.03. Effective April 25, 2007, we suspended the 2005 plan. The final purchase for employees enrolled through the date of suspension occurred on April 30, 2007.

Stock-Based Compensation Expense
The following table sets forth the total stock-based compensation expense resulting from stock options, stock appreciation rights, restricted stock, performance stock units and our employee stock purchase plan:

In millions	2007	2006
Cost of revenue—products	$ 2.5	$ 2.8
Cost of revenue—services	3.5	4.4
Research and development	12.3	19.3
Sales and marketing	6.4	9.6
General and administrative	7.4	16.1
Stock-based compensation expense before income taxes	32.1	52.2
Income tax benefit	(11.0)	(16.5)
Total stock-based compensation expense after income taxes	$ 21.1	$ 35.7

9. Employee Benefit and Retirement Plans

401(k) Plans
Our U.S.-based employees may participate in the Tellabs 401(k) Plan. Upon meeting eligibility requirements, we will match (dollar-for-dollar) up to the first 4% of the employee's percentage contribution. Both employee and employer contributions are vested immediately. The plan provides for a discretionary Company contribution, which is subject to Board of Directors approval and is funded entirely by us. The amount of the contribution is based on a percent of pay for a specific period as declared by the Board. All 401(k) eligible employees actively employed on the last business day of the declared period are immediately eligible to receive this fully vested contribution. The investment of these funds follows the participants' elections on file for the program. The Board of Directors declared a 2% contribution in 2007, 2006 and 2005. We maintain similar plans for the benefit of eligible employees at our Finland and Denmark subsidiaries.

Our contributions to these programs were $26.5 million in 2007, $25.3 million in 2006 and $24.3 million in 2005.

Deferred Income Plan
We provide a Deferred Income Plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, were guaranteed a fixed return. In September 2001, we adopted a new deferred income plan (2001 Plan), which offered multiple investment tracking funds with returns based on market performance. All deferrals into the 2001 Plan were invested in the new fund options. Participants with a balance from the prior plan had that balance rolled into a fixed return fund which was not open

to new deferrals or transfers from other investment funds. Money could be moved out of the fixed return fund into the other investment options. Effective January 1, 2008, the 2001 Plan was transitioned into a new Internal Revenue Code Section 409(a) compliant plan, the Tellabs Deferred Income Plan 2008 (2008 Plan). The 2008 Plan provided participants the one-time opportunity to elect a distribution of their account balances from the 2001 Plan and also eliminated the fixed return fund. All remaining balances in the fixed return fund were transferred into the 2008 Plan options selected by the participants. As of December 28, 2007, the $22.0 million long-term portion of the deferred income obligation is included in *Other Long-Term Liabilities* and the $16.3 million current portion is included in *Other accrued liabilities* (includes $14.2 million for payments of elected one-time distributions in January 2008). Adjustments to reflect changes in the fair value of the amount owed to the employee are made to the applicable liability account with a corresponding charge (or credit) to compensation expense.

Retiree Medical Plan

We maintain a defined-benefit Retiree Medical Plan. Under the plan, we provide qualified retirees with a subsidy to offset their medical costs and allow the retirees to participate in the Company-sponsored healthcare plan. We made no contributions in 2007 or 2006. We currently do not anticipate making a contribution to the plan in 2008, as it is adequately funded.

On December 29, 2006, we adopted SFAS 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit postretirement plan as an asset or liability in the balance sheet with changes in the funded status recognized through comprehensive income in the year in which they occur. The impact of adoption was a charge to accumulated other comprehensive income of $1.2 million at December 29, 2006.

The following table summarizes benefit obligations, plan assets and funded status of the Retiree Medical Plan:

In millions	2007	2006
Change in benefit obligation		
Accumulated postretirement benefit obligation at beginning of year	$13.1	$11.2
Service cost	1.1	1.0
Interest cost	0.6	0.7
Actuarial (gain) loss	(3.6)	0.5
Benefits paid	(0.3)	(0.3)
Accumulated postretirement benefit obligation at end of year	$10.9	$13.1
Change in plan assets		
Assets at fair value at beginning of year	$ 9.0	$ 8.9
Return on plan assets	0.3	0.3
Benefits paid	(0.2)	(0.2)
Assets at fair value at end of year	$ 9.1	$ 9.0

The plan's assets were invested in a guaranteed income fund indexed to the five-year Treasury at December 28, 2007, and December 29, 2006. The actuarial gain in 2007 was caused primarily by the change in the discount rate assumption and by demographic changes.

The following table summarizes components of net periodic benefit cost of the Retiree Medical Plan:

In millions	2007	2006	2005
Components of net periodic benefit cost			
Service cost	$ 1.1	$ 1.0	$ 1.1
Interest cost	0.6	0.7	0.6
Expected return on assets	(0.4)	(0.5)	(0.4)
Amortization of unrecognized prior service cost	0.1	0.1	0.1
Net periodic postretirement benefit cost	$ 1.4	$ 1.3	$ 1.4
Curtailment	—	—	(1.0)
Total cost for the year	$ 1.4	$ 1.3	$ 0.4

The curtailment of $1.0 million in 2005 is due primarily to the termination of employees related to our acquisition of AFC. We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active Retiree Medical Plan participants. We expect to amortize

$0.1 million of unrecognized prior service cost and $0.1 million of net actuarial gain in 2008.

The following table summarizes the weighted-average assumptions used to determine benefit costs and benefit obligations:

	2007	2006	2005
Discount rate used to determine benefit costs	5.75%	6.00%	6.00%
Discount rate used to determine benefit obligation	6.75%	5.75%	6.00%
Expected long-term rate of return on assets	5.00%	5.00%	5.00%

There is no trend rate assumption required for this plan because all liabilities are related to a fixed-dollar subsidy and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will not affect the liabilities of this plan.

The discount rate used to determine the benefit obligation increased in 2007 due to the increase in the hypothetical zero coupon corporate bond yield curve that replicates the cash flows of the plan.

We study historical markets and preserve long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before determining long-term capital market assumptions. The long-term portfolio return is established via a building-block approach with proper consideration of diversification and rebalancing. We review peer data and historical returns to check for reasonableness and appropriateness.

The following table presents estimated future benefit payments for the Retiree Medical Plan as of December 31, 2007:

In millions	
2008	$0.3
2009	$0.4
2010	$0.4
2011	$0.5
2012	$0.5
2013–2017	$3.9

There is $0.7 million of unrecognized prior service cost, net of tax, and $1.8 million of unrecognized net gain, net of tax, in *Accumulated other comprehensive income* at December 28, 2007.

10. Income Taxes

Components of earnings before income taxes are as follows:

In millions	2007	2006	2005
Domestic source	$ 0.2	$212.4	$ 140.1
Foreign source	70.0	72.3	73.0
Earnings before income tax	$ 70.2	$284.7	$ 213.1

The provision for income tax (expense) benefit consists of the following:

In millions	12/28/07	12/29/06	12/30/05
Current			
Federal	$ 2.2	$ (28.7)	$ (15.3)
State	0.1	(7.9)	(0.8)
Foreign	(22.6)	(16.4)	(22.0)
Subtotal	(20.3)	(53.0)	(38.1)
Deferred			
Federal and state	11.8	(36.4)	(1.0)
Foreign	3.3	(1.2)	1.8
Subtotal	15.1	(37.6)	0.8
Total income tax expense	$ (5.2)	$ (90.6)	$ (37.3)

Deferred tax assets (liabilities) for 2007 and 2006 consist of the following:

In millions	12/28/07	12/29/06
Deferred tax assets		
Net operating loss and tax credit carryforwards	$ 94.9	$ 81.2
Accrued liabilities	31.3	35.0
Inventory reserves	34.9	21.4
Deferred employee benefit expenses	23.1	24.5
Restructuring accruals	8.8	11.4
Deferred compensation plan	13.0	11.7
Amortizable intangibles	9.9	13.2
Deferred revenue and advance payments	2.3	12.2
Other	8.7	14.8
Gross deferred tax assets	$ 226.9	$ 225.4
Deferred tax liabilities		
Unrealized gain on marketable securities	$(198.9)	$(198.2)
Fixed assets and depreciation	(0.1)	(0.5)
Other	(2.7)	(2.6)
Gross deferred tax liabilities	$(201.7)	$(201.3)
Valuation allowance	$ (43.0)	$ (42.3)
Net deferred tax asset	$ (17.8)	$ (18.2)

The net deferred income tax liability decreased from $18.2 million at December 29, 2006, to $17.8 million at December 28, 2007. The $0.4 million change is attributable primarily to an increase in inventory reserves and federal and state credits offset by a reduction in deferred revenue and advanced payments. Our net deferred tax liability includes a $197.4 million liability representing taxes that will be due on certain hedge contract gains upon termination of our *Stock loan*.

Reconciliation of the reported effective income tax rates to the domestic federal income tax rate:

In percentages	2007	2006	2005
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Foreign earnings taxed at different rates[1]	(21.9)	(5.6)	(5.4)
Research and development credit	(15.7)	(3.3)	(4.0)
Valuation allowance on net domestic deferred tax assets	4.9	3.1	(18.4)
Tax exempt interest	(6.3)	(0.9)	—
Nondeductible stock compensation expense	0.9	0.8	0.4
Interest related to prior year tax matters	7.6	0.2	1.9
Tax on repatriated foreign earnings under the AJCA of 2004, net of credits	—	—	7.2
Write-off of in-process research and development	—	—	0.4
State income tax, net of federal benefits	4.9	1.6	0.3
Other, net	(2.0)	0.9	0.1
Effective income tax rate	7.4%	31.8%	17.5%

[1] In 2007, foreign earnings taxed at different rates reflects a benefit of $12.4 million, including interest, related to the reversal of reserves no longer required due to a lapse in the statute of limitations.

Deferred Tax Valuation Allowance

We regularly assess our ability to realize deferred tax assets and we record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2007 we added a valuation allowance of $3.2 million related to capital loss carryforwards and decreased the valuation allowance by $2.5 million related to foreign and state net operating loss and credit carryforwards.

Summary of Carryforwards

We had the following tax net operating loss (tax effected) and credit carryforwards as of December 28, 2007:

In millions	12/28/07	Years of Expiration Beginning	Ending
U.S. net operating loss and credit carryforwards	$ 59.4	2021	2027
State net operating loss and credit carryforwards	23.9	2008	2027
State credit carryforwards	12.9	no expiration	
Foreign net operating loss carryforwards	7.6	no expiration	
U.S. capital loss carryforwards	3.6	2010	2012
Foreign net operating loss carryforwards	0.3	2011	2018
Total	$107.7		

Accounting for Uncertainty in Income Taxes (FIN 48)

We adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on December 30, 2006. As a result, we recognized a decrease of approximately $5.7 million in the liability for unrecognized tax benefits, which we accounted for as a cumulative effect increase of $6.3 million to retained earnings and an increase of $0.6 million to goodwill balances as of December 30, 2006. The total amount of unrecognized tax benefits as of December 28, 2007, was $63.8 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2007
Balance at December 30, 2006	$70.2
Additions based on tax positions related to the current year	2.9
Additions for tax positions of prior years	1.6
Reductions for tax positions of prior years as a result of a lapse in the statute of limitations	(8.1)
Reductions for tax positions of prior years relating to settlements with taxing authorities	(2.8)
Balance at December 28, 2007	$63.8

The ending balance at December 28, 2007, includes an accrual, net of federal benefit, of $44.6 million of unrecognized tax benefits that, if recognized would affect the effective tax rate, and $13.1 million of unrecognized tax benefits that, if recognized, would decrease goodwill associated with prior acquisitions. We continue to recognize interest and penalties related to income tax matters as part of our income tax expense. Our tax provision included $5.3 million of interest and penalties for 2007 and $4.5 million for the year 2006. The balance of interest and penalties accrued was $12.6 million as of December 28, 2007, and $11.7 million as of December 30, 2006.

It is reasonably possible that unrecognized benefits related to federal income taxes will decrease by approximately $47.0 million to $48.0 million as a result of the settlement of audits or the expiration of statute of limitations within the next 12 months.

It is reasonably possible that unrecognized benefits related to foreign income taxes will decrease by approximately $1.0 million to $2.0 million as a result of the settlement of audits or the expiration of statute of limitations within the next 12 months.

Investment in Foreign Operations

We do not provide deferred U.S. income taxes and foreign withholding taxes on the undistributed cumulative earnings of foreign subsidiaries because we consider such earnings to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the United States were $396.3 million at December 28, 2007. Upon repatriation of these earnings, we would be subject to U.S. income tax, net of available foreign tax credits. At December 28, 2007, the estimated amount of this unrecognized deferred tax liability on permanently reinvested foreign earnings, based on current exchange rates and assuming we are able to use foreign tax credits, was $58.2 million.

The American Jobs Creation Act of 2004 (AJCA) created a one-time incentive for U.S. corporations to repatriate foreign earnings by providing an 85% dividends received deduction with respect to qualifying dividends. In 2005, we recorded an income tax expense of $15.4 million associated with our decision to repatriate $600 million under the AJCA.

Audits

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities in our major jurisdictions for years before 2001. Our major jurisdictions currently include the United States, California, Illinois, Finland, Denmark and Mexico. The Internal Revenue Service (IRS) has completed its audit of our U.S. income tax returns for years 2001 through 2003 and has proposed various adjustments that could result in additional tax of $48.2 million primarily related to the disallowance of a loss claimed with respect to an investment in a subsidiary. We do not agree with the proposed adjustments and are appealing this decision. We estimate that these issues will be resolved in the next 12 months. In addition, the IRS is examining our federal income tax returns for the 2004 and 2005 periods as well as the 2002 through 2004 pre-acquisition years of a subsidiary. We expect these examinations will be completed in 2008.

11. Comprehensive Income

Comprehensive income for the periods presented consists of net earnings, unrealized gains and losses on available-for-sale securities, foreign currency translation adjustments and unrecognized prior service costs and net gain (loss) due to SFAS 158.

In millions	12/28/07	12/29/06	12/30/05
Net earnings	$ 65.0	$194.1	$175.8
Other comprehensive income			
Unrealized gain (loss) on available-for-sale securities	0.3	5.4	(0.6)
Foreign currency translation adjustments	34.9	33.6	(68.3)
Unrecognized prior service cost	—	(0.7)	—
Unrecognized net gain (loss)	2.3	(0.5)	—
Total comprehensive income	$102.5	$231.9	$106.9

12. Segment Information

We report operating results for three segments: Broadband, Transport and Services.

Our Broadband segment includes access, managed access and data product portfolios that facilitate the delivery of bundled voice, video and high-speed Internet/data services over copper-based and/or fiber-based networks and delivery of next-generation wireline and wireless services. Access offerings include the Tellabs® 1000 multiservice access series, the Tellabs® 1100 multiservice access series, the Tellabs® 8865 service-aware optical line terminal and the Tellabs® 1600 ONT series. Managed access products include the Tellabs® 2300 cable telephony distribution system, the Tellabs® 6300 managed transport system and the Tellabs® 8100 managed access system. Data products include the Tellabs® 8600 managed edge system and the Tellabs® 8800 multiservice router series.

Our Transport segment includes solutions that enable service providers to transport service and manage optical bandwidth by adding capacity when and where it's needed. Wireline and wireless carriers use these products within the metropolitan portion of their transport networks to support wireless services, business services for enterprise customers, and triple-play voice, video and data services for residential customers. Product offerings include the Tellabs® 3000 voice quality enhancement products, the Tellabs® 5000 series of digital cross-connect systems, the Tellabs® 5500 NGX transport switch and the Tellabs® 7100 OTS.

Our Services segment delivers deployment, support, professional consulting, training and systems integration services to our customers. These services support all phases of the network: planning, building and operating.

We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of purchased deferred stock compensation and intangibles, restructuring and other charges, and the impact of equity-based compensation (which includes restricted stock and performance stock units granted after June 30, 2006, and stock options). The prior year comparison for 2005 excludes the impact from purchased in-process research and development.

Consolidated revenue by segment follows:

In millions	2007	2006	2005
Broadband	$1,018.6	$1,080.4	$1,042.1
Transport	672.7	778.2	674.2
Services	222.1	182.6	167.1
Total	$1,913.4	$2,041.2	$1,883.4

Segment profit and reconciliation to operating earnings by segment follows:

In millions	2007	2006	2005
Broadband	$ 39.1	$ 120.4	$ 156.2
Transport	237.5	414.5	317.5
Services	72.2	65.7	47.5
Total segment profit	$ 348.8	$ 600.6	$ 521.2
Sales and marketing expenses	(176.6)	(179.8)	(175.5)
General and administrative expenses	(99.1)	(113.5)	(95.6)
Equity-based compensation and deferred stock compensation not included in segment profit	(17.6)	(23.9)	(10.2)
Intangible asset amortization	(22.5)	(28.6)	(36.0)
Restructuring and other charges	(5.8)	(8.0)	(12.9)
Purchased in-process research and development	—	—	(2.2)
Operating earnings	$ 27.2	$ 246.8	$ 188.8

Our segments use many of the same assets. For internal reporting purposes, we do not allocate assets by segment and therefore no asset, depreciation and amortization, or capital expenditure by segment information is provided to our chief operating decision maker.

During 2007, revenue from two customers accounted for 37% and 16% of consolidated revenue. In 2006, revenue from three customers accounted for 27%, 12% and 11% of consolidated revenue. In 2005, revenue from two customers accounted for 24% and 16% of consolidated revenue. We attribute revenue to customers based on the effective date of any relevant merger. Revenue from these major customers is earned in each of our three operating segments.

Consolidated revenue by country, based on customer location, follows:

In millions	2007	2006	2005
United States	$1,398.6	$1,524.7	$1,400.1
International	514.8	516.5	483.3
Total	$1,913.4	$2,041.2	$1,883.4

Long-lived assets by country follow:

In millions	12/28/07	12/29/06
United States	$1,440.8	$1,482.1
International	80.0	74.4
Total	$1,520.8	$1,556.5

13. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2028. As of December 28, 2007, future minimum lease commitments under non-cancelable leases are as follows:

In millions	
2008	$16.0
2009	14.1
2010	9.4
2011	8.2
2012	7.8
2013 and thereafter	13.6
Total minimum lease payments	$69.1

Total future minimum lease payments have not been reduced by $1.4 million of future sublease payments to be received under non-cancelable subleases. Total rental expense was $18.4 million for 2007, $20.2 million for 2006 and $21.5 million for 2005.

14. Stock Repurchase Programs

On February 2, 2005, our Board of Directors authorized the purchase of up to $300 million of our outstanding common stock. As of August 2, 2006, we purchased 32.0 million shares of our common stock at a total cost of $300 million, completing this program. This includes purchases of $107.4 million (7.6 million shares) during fiscal 2006.

On January 26, 2006, our Board of Directors authorized the purchase of up to $100 million of our outstanding stock under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. On April 27, 2006, our Board of Directors authorized the removal of the $100 million cap from this share repurchase program. We intend to continue to use cash generated by employee stock option exercises (other than those of company officers and board members) to repurchase stock in the manner provided under this program. As of December 28, 2007, we purchased 7.1 million shares of our common stock under this program at a total cost of $90.8 million. This includes purchases of $28.7 million (2.6 million shares) during fiscal 2007. On January 24, 2008, our Board of Directors authorized a one-year extension of this program.

On July 31, 2006, our Board of Directors authorized a repurchase program of up to $300 million of our outstanding common stock. As of December 28, 2007, we purchased 32.4 million shares of our common stock at a total cost of $270.1 million, leaving $29.9 million available to be purchased under this program. This includes purchases of $167.1 million (22.5 million shares) during fiscal 2007. We intend to continue to repurchase shares under this program from time to time during open trading windows and when we do not possess material non-public information.

On November 8, 2007, our Board of Directors authorized a repurchase program of up to $600 million of our outstanding common stock. No purchases of our common stock have been made under this program as of December 28, 2007. We intend to repurchase shares under this program (upon completion of the July 31, 2006, authorized $300 million program) from time to time during open trading windows and when we do not possess material non-public information.

In addition, during 2007 we purchased 0.2 million shares for $2.2 million to cover withholding taxes on shares issued under employee stock plans. In 2006, we purchased 0.2 million shares for $3.5 million to cover withholding taxes on shares issued under employee stock plans.

We record repurchased shares as Treasury stock.

15. Earnings Per Share

The following table sets forth the computation of net earnings per share:

In millions, except per-share data	2007	2006	2005
Numerator:			
Net earnings	$ 65.0	$194.1	$175.8
Denominator:			
Denominator for basic net earnings per share – weighted average shares outstanding	436.6	445.9	449.9
Effect of dilutive securities:			
Employee stock options and awards	4.5	8.2	4.6
Denominator for diluted net earnings per share – adjusted weighted average shares outstanding and assumed conversions	441.1	454.1	454.5
Net earnings per share, basic	$ 0.15	$ 0.44	$ 0.39
Net earnings per share, diluted	$ 0.15	$ 0.43	$ 0.39

The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 21.7 million in 2007, 17.0 million in 2006 and 38.2 million in 2005.

16. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2007 and 2006 follows:

In millions, except per-share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Revenue	$451.9	$534.5	$457.9	$469.1
Gross profit	$185.9	$187.6	$144.3	$156.5
Net earnings	$ 25.5	$ 29.6	$ 3.6	$ 6.3
Earnings per share –				
Basic	$ 0.06	$ 0.07	$ 0.01	$ 0.01
Diluted	$ 0.06	$ 0.07	$ 0.01	$ 0.01
2006				
Revenue	$514.7	$549.3	$522.5	$454.7
Gross profit	$242.3	$254.2	$253.7	$183.4
Net earnings	$ 52.4	$ 53.5	$ 59.1	$ 29.1
Earnings per share –				
Basic	$ 0.12	$ 0.12	$ 0.13	$ 0.07
Diluted	$ 0.11	$ 0.12	$ 0.13	$ 0.07

The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per-share amounts do not necessarily equal the annual per-share amount.

11-Year Summary of Selected Financial Data (Unaudited)

In millions, except per-share, employee and stockholder data	2007	2006	2005	2004[4]
Statement of Income Data				
Revenue	$ 1,913.4	$ 2,041.2	$ 1,883.4	$ 1,231.8
Gross profit	$ 674.3	$ 933.6	$ 855.0	$ 657.0
Operating earnings (loss)	$ 27.2	$ 246.8	$ 188.8	$ (31.7)
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$ 70.2	$ 284.7	$ 213.1	$ (10.2)
Earnings (loss) before cumulative effect of change in accounting principle	$ 65.0	$ 194.1	$ 175.8	$ (29.8)
Net earnings (loss)	$ 65.0	$ 194.1	$ 175.8	$ (29.8)
Net earnings (loss) per share before cumulative effect of change in accounting principle – diluted [1]	$ 0.15	$ 0.43	$ 0.39	$ (0.07)
Net earnings (loss) per share – diluted [1]	$ 0.15	$ 0.43	$ 0.39	$ (0.07)
Weighted average shares outstanding – diluted [1]	441.1	454.1	454.5	420.2
Balance Sheet Data				
Total assets	$ 3,746.6	$ 3,922.4	$ 3,514.9	$ 3,545.1
Total liabilities	$ 833.3	$ 984.1	$ 700.2	$ 747.9
Stockholders' equity	$ 2,913.3	$ 2,938.3	$ 2,814.7	$ 2,797.2
Other Information				
Net cash provided by operating activities	$ 131.4	$ 317.8	$ 258.4	$ 214.7
Working capital	$ 1,438.7	$ 1,470.4	$ 1,347.8	$ 1,298.9
Long-term debt	$ —	$ —	$ —	$ —
Research and development expenditures [2]	$ 343.1	$ 356.9	$ 344.0	$ 250.3
Return on average equity	2.2%	6.7%	6.3%	-1.2%
Stock price at year-end	$ 6.70	$ 10.26	$ 10.90	$ 8.59
Number of employees	3,716	3,713	3,609	4,125
Number of registered stockholders [3]	7,356	7,678	8,262	8,035

[1] Restated to reflect two-for-one stock split in 1999.

[2] Research and development expenditures do not include purchased in-process research and development costs of $2.2 million in 2005 and $102.1 million in 2004.

[3] For 2007 represents the number of stockholders at February 15, 2008. For 2006 represents the number of stockholders at February 16, 2007. For years 2005 – 1997 represents the number of stockholders at the record date for the next annual meeting of stockholders.

[4] Includes the acquisition of AFC in November 2004.

[5] We adopted SAB 101, *Revenue Recognition in Financial Statements*, in 2000, which is shown as a change in accounting principle.

2003	2002	2001	2000[5]	1999	1998	1997
$ 980.4	$ 1,317.0	$ 2,199.7	$ 3,387.4	$ 2,322.4	$ 1,706.1	$ 1,280.9
$ 354.0	$ 486.5	$ 763.2	$ 1,835.4	$ 1,382.3	$ 1,000.0	$ 761.3
$ (264.5)	$ (329.7)	$ (279.4)	$ 995.0	$ 731.8	$ 484.4	$ 379.8
$ (244.7)	$ (327.8)	$ (244.8)	$ 1,109.4	$ 802.1	$ 577.7	$ 417.2
$ (241.6)	$ (313.1)	$ (182.0)	$ 760.0	$ 549.7	$ 391.5	$ 275.5
$ (241.6)	$ (313.1)	$ (182.0)	$ 730.8	$ 549.7	$ 391.5	$ 275.5
$ (0.58)	$ (0.76)	$ (0.44)	$ 1.82	$ 1.32	$ 0.96	$ 0.69
$ (0.58)	$ (0.76)	$ (0.44)	$ 1.75	$ 1.32	$ 0.96	$ 0.69
413.1	411.4	409.6	418.4	417.0	408.9	401.1
$ 2,607.5	$ 2,705.7	$ 2,865.8	$ 3,073.1	$ 2,354.6	$ 1,651.9	$ 1,250.1
$ 388.2	$ 415.4	$ 400.2	$ 445.5	$ 307.1	$ 247.4	$ 257.9
$ 2,219.3	$ 2,290.3	$ 2,465.6	$ 2,627.6	$ 2,047.5	$ 1,404.5	$ 992.2
$ 149.9	$ 177.8	$ 419.3	$ 426.1	$ 452.2	$ 239.3	$ 219.1
$ 1,291.1	$ 1,359.2	$ 1,625.1	$ 1,910.0	$ 1,511.4	$ 1,054.9	$ 685.0
$ —	$ —	$ 3.4	$ 2.9	$ 9.4	$ 3.3	$ 3.1
$ 286.1	$ 340.6	$ 422.7	$ 412.4	$ 311.0	$ 224.1	$ 171.9
–10.7%	–13.2%	-7.1%	31.3%	31.8%	32.7%	34.0%
$ 8.36	$ 7.43	$ 15.79	$ 56.50	$ 64.19	$ 34.28	$ 27.38
3,515	4,828	7,334	8,643	7,068	5,073	4,394
6,659	6,397	5,845	5,367	5,504	4,371	3,725

Board of Directors



Linda Beck, 44, president of New Edge Networks, an EarthLink subsidiary, since 2007. Executive vice president and general manager of business solutions at EarthLink 2005–2007; executive vice president of operations 2000-2005; vice president of engineering at MindSpring 1999–2000. Various management positions at Netcom 1996–1999; Sybase 1994–1996; Amdahl 1992–1994; GTE 1987–1992. M.B.A., St. Mary's College; B.S., Iowa State University. Tellabs director since 2006.



Michael J. Birck, 70, chairman and co-founder of Tellabs. Chairman since 2000, chief executive officer 2002-2004, chief executive officer and president 1975–2000. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.



Bo Hedfors, 64, founder and president of Hedfone Consulting, Inc. (telecom and Internet consulting) since 2002. President, global wireless infrastructure business at Motorola 1998–2002. President and CEO of Ericsson, Inc. 1994–1998; chief technology officer of LM Ericsson 1990–1993. Director, Openwave Systems, Inc. since 2002. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.



Frank Ianna, 58, chief executive officer and director of Attila Technologies LLC since 2007. President of AT&T Network Services 1998-2003; various executive and senior management positions at AT&T 1990-1998; various management and staff positions at AT&T 1972–1998. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.



Fred A. Krehbiel, 66, co-chairman of Molex Incorporated since 1999. Co-chairman and chief executive officer 2004–2005; chairman of the board 1993–1999; vice chairman and chief executive officer 1988–1993. Director, DeVry, Inc. B.A., Lake Forest College. Tellabs director since 1985.



Michael E. Lavin, 62, Midwest area managing partner KPMG LLP 1993–2002. Partner 1977–2002. Director, Integrys Energy Group, Inc. and SPSS Inc. B.B.A., University of Wisconsin. Tellabs director since 2003.



Stephanie Pace Marshall, Ph.D., 62, founding president and president emerita of Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.



Robert W. Pullen, 45, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S., University of Illinois. Tellabs director since 2008.



William F. Souders, 79, chairman and chief executive officer of Emery Air Freight Corporation 1988–1989. Executive vice president and director at Xerox Corporation 1974–1986. B.A., Lake Forest College. Tellabs director since 1990.



Jan H. Suwinski, 66, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1997. Chairman, Siecor Corporation, 1992–1996. Executive vice president of OptoElectronics Group, Corning Incorporated 1990–1996. Director, Thor Industries, Inc. and ACI Worldwide, Inc., M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

Board of Directors Structure and Process

Tellabs is managed by and under the direction of its Board of Directors.

Each director who is not an officer of the Company is paid an annual retainer of $40,000 plus a fee of $1,500 and expenses for each board of director meeting attended in person and $1,000 for each substantive telephonic board of directors meeting. Each director receives equity compensation as described in the Tellabs 2008 proxy statement.

Committee members receive a fee of $1,000 for each committee meeting attended in person and $500 for each substantive telephonic committee meeting. In addition, the chairperson of the audit and ethics committee receives an annual retainer of $12,000, the chair of the compensation committee receives an annual retainer of $8,000, and the chair of the nominating and governance committee receives an annual retainer of $6,000.

The board has an audit and ethics committee, a nominating and governance committee and a compensation committee.

Members of the audit and ethics committee are Michael Lavin — Chairman, Bo Hedfors, William Souders and Jan Suwinski. Linda Beck will replace Bo Hedfors on this committee following the annual meeting.

Nominating and governance committee members are Stephanie Pace Marshall — Chairman, Linda Beck, Bo Hedfors, Fred Krehbiel and Michael Lavin.

Compensation committee members are William Souders — Chairman, Frank Ianna, Stephanie Pace Marshall and Jan Suwinski.

Corporate Governance and Bylaws

Tellabs is committed to remaining responsive to stockholders, strengthening our corporate governance and adopting the best practices of major public companies. The Tellabs Board of Directors has amended the company's bylaws on the election of directors. Under the amended bylaws, an uncontested nominee for director must receive favorable votes from a majority of votes cast at a meeting where a quorum is present. These changes are reflected in Tellabs' revised bylaws at www.tellabs.com/investors/by-laws_021308.pdf.

In accordance with our corporate governance guidelines, an uncontested nominee who does not receive a majority vote must tender a resignation. Tellabs' Nominating and Governance Committee will evaluate such resignations and make a recommendation to the Tellabs Board of Directors. The board will reach a decision in the best interests of Tellabs and its stockholders, and publicly disclose its decision and rationale within 90 days after the certification of the related stockholder vote. These changes are reflected in Tellabs' revised corporate governance guidelines at www.tellabs.com/investors/corporategov_0208.pdf.

Officers



Michael J. Birck, 70, chairman and co-founder. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.



John M. Brots, 47, executive vice president, global operations since 2005. Vice president of supply chain management 2004; vice president of North American operations 2000–2003; various operations and management positions 1988–2003. M.B.A., St. Edwards University; B.S., Cameron University.



Carl A. DeWilde, 60, executive vice president, global sales, services and strategy since 2007. Executive vice president, broadband products since 2005; executive vice president, access products since 2004. Chief operating officer and chief technology officer at Xtera Communications 2000–2004. Senior vice president of development at Fujitsu Network Communications 1992–2000; various senior management positions at Alcatel 1990–1992. B.S.E.E., Hogeschool Zeeland.



Jean K. Holley, 48, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004. Chief information officer at USG Corp. 1998–2003. Various positions at Waste Management 1989–1998. Director, VASCO Data Security International, Inc. M.S., Illinois Institute of Technology; B.S., University of Missouri–Rolla.



Daniel P. Kelly, 46, executive vice president, global products since 2007. Executive vice president, transport products 2004–2007. Various engineering and management positions 1985–2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.



Robert W. Pullen, 45, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S., University of Illinois. Tellabs director since 2008.



James M. Sheehan, 45, executive vice president and chief administrative officer since 2005. General counsel and secretary since 2002; vice president and deputy general counsel 2000–2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.



Timothy J. Wiggins, 51, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996–2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988–1996. Certified Public Accountant; B.S., Michigan State University.

Glossary

3G Wireless — Wireless networks built for digital voice and high-speed data, including video.

4G Wireless — The future generation of wireless networks, which will offer broadband speeds.

Access — Equipment that provides a connection between service providers' central offices and homes, businesses and other user locations.

ATM (Asynchronous Transfer Mode) — A high-speed, high-bandwidth transmission technology that carries data traffic in fixed-size cells.

Backhaul — Aggregating and transmitting traffic from remote sites to a main transmission network.

Bandwidth — The carrying capacity of a communications channel.

BPON (broadband passive optical network) — Fiber-access systems that deliver high bandwidth to homes and businesses.

Broadband — A high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a voice-grade phone line, which is capable of carrying numerous voice, data and video channels at once.

Converged Transport — An architecture that can integrate many types of transport technologies including ROADM, IP/MPLS, Carrier Ethernet, DWDM and/or TDM/SDH/SONET to move voice, video and data across networks.

Data — Any network traffic other than voice phone calls. Increasingly, phone calls and video are encoded and transported as data.

Digital — Systems that transport information in the binary 1s and 0s format, like computer code, to improve clarity and quality.

Digital Cross-Connect — A specialized high-speed data channel switch that connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and reroute network traffic, and combine, consolidate and segregate signals to maximize efficiency.

Downloading — The process of copying data files such as music or movies from a source to a computer.

Ethernet — A data network standard to connect computers, printers, workstations, terminals and servers.

Fiber Access — Fiber-optic systems that extend to homes or neighborhoods to deliver broadband services, including voice, data and video.

Frame Relay — Switching interface standard that transmits bursts of data over wide-area networks (WANs).

Gbps (gigabits per second) — A way to measure data transfer speeds across a network. A gigabit is 1,000 million bits of data.

GPON (gigabit passive optical network) — Fiber-access systems that deliver four times more bandwidth than BPON.

HDTV (High-Definition television) — A standard designed to deliver sharper pictures and better-quality sound for televisions.

Internet — The world's largest decentralized network of computers and network servers.

IP (Internet Protocol) — Rules that enable cooperating computers to share information across a network.

IPTV (Internet Protocol television) — Technology that enables video and other entertainment services over two-way broadband networks.

Managed Access — An access and transport system that simplifies end-to-end management of mobile transport and business services. (Managed access products are in Tellabs' Broadband segment.)

Mbps (megabits per second) — A way to measure data transfer speeds across a network. A megabit is 1 million bits of data.

Mobile — Wireless communications networks that use radio frequencies rather than cables.

MPLS (MultiProtocol Label Switching) — A packet-switching standard that assigns levels of priority to multiple traffic types within a data stream to assure quality of service (QoS).

Multiservice Router — A network switch that handles both data and the real-time transmission of video and voice with high reliability and quality.

Network — A system of equipment and connections for the transmission of signals that carry voice, video and data.

ONT (optical network terminal) — A device that connects a fiber-access network to a home or business to deliver voice, data and video services.

Optical Transport — Technology that transmits communications traffic in the form of laser light over fiber-optic cable.

Pseudowire — A virtual connection that transports both traditional and new services over a converged packet network.

ROADM (Reconfigurable Optical Add/Drop Multiplexer) — A system that enables the remote configuration of any wavelength on any network element, thereby reducing the need for technicians to be dispatched.

TDM (Time Division Multiplexing) — Technology that combines multiple streams of traffic by assigning timeslots, sequentially in turn from each input onto a combined higher speed channel.

Transport — The process of moving voice, data or video across communications networks.

Triple-Play Services — Offering of voice, video and data from a single service provider.

Uploading — The process of copying data files such as music or movies from a computer to another source, such as the Internet.

VoD (Video on Demand) — A service that enables consumers to watch a video program when they choose to.

VoIP (Voice over Internet Protocol) — The transmission of phone calls over data or Internet links.

VQE (voice quality enhancement) — A technique that improves sound quality by isolating and filtering out unwanted signals and sounds such as echoes and background noise.

WDM (wavelength division multiplexing) — A way to increase the capacity of optical fiber by carrying multiple wavelengths or colors of light, rather than only one color.

Wireless — Mobile networks that use radio frequency rather than cables.

Wireline — Networks that use cables rather than radio frequency.

Information for Our Investors

Ownership Structure and Investor Rights

Stockholder class and voting rights: All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of February 25, 2008, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting.

Votes cast in person or by proxy at the annual meeting of stockholders will be tabulated by the inspectors of election appointed for the meeting who determine whether a quorum, a majority of the shares entitled to be voted, is present.

Stockholders Owning More than 5% of the Company's Shares:

(as of December 31, 2007)
Columbia Wanger Asset Management LP
Michael J. Birck
Lord Abbett and Co. LLP

Stockholder Logistics

If you have a question for the board of directors, would like to make a stockholder proposal or nominate a director for the board, contact James M. Sheehan, Tellabs executive vice president and chief administrative officer at +1.630.798.8800.

For inclusion in the Company's proxy statement for the Tellabs 2009 Annual Meeting of Stockholders, proposals of stockholders must be received by James M. Sheehan, Secretary of the Company, no later than November 17, 2008.

To nominate one or more directors for consideration at the 2009 annual meeting, a stockholder must provide notice of the intent to make such nomination(s) by personal delivery or by mail to the Secretary of the Company, no later than November 17, 2008. The Company's bylaws set specific requirements that such written notice must satisfy. Copies of those requirements will be sent to any stockholder upon written request.

Certificate of Incorporation and Bylaws

Tellabs' certificate of incorporation and bylaws are available online at www.tellabs.com/investors.

Code of Ethics

Tellabs' code of ethics and global business policy are available online at www.tellabs.com/about/ethics.shtml.

Important Dates for Stockholders

(Dates subject to change)

First Quarter 2008

Record Date for Annual Meeting: Monday, February 25
Earnings Call: Tuesday, April 22 (7:30 a.m. Central time)
Annual Meeting: Thursday, April 24

Second Quarter 2008

Earnings Call: Tuesday, July 22 (7:30 a.m. Central time)

Third Quarter 2008

Earnings Call: Tuesday, October 21 (7:30 a.m. Central time)

We're Here to Help You

You can get investor information online at www.tellabs.com/investors or contact Tom Scottino, senior manager, investor relations, at +1.630.798.3602 or tom.scottino@tellabs.com.

Transfer Agent

Computershare Investor Services serves as the stock transfer agent for Tellabs. If you need to transfer stock, change ownership, report lost or stolen certificates, or change your address, please contact Computershare Investor Services at +1.312.360.5389.

Requests for Information
Additional information is available without charge. For additional copies of annual reports, 10-Ks, 10-Qs or other financial information, please visit www.tellabs.com/investors or contact:

Secretary
Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563
U.S.A.
Or visit: www.sec.gov

Stock Trading Information
Tellabs stock is traded in the United States, listed on the NASDAQ Stock Market under the symbol TLAB. It appears in newspaper stock tables as Tellabs. Tellabs is a component of the NASDAQ-100 Index, NASDAQ Global Select Market, the Standard & Poor's 500 Index and the Domini 400 Social Index℠.

Trademarks
All trademarked or registered trademark product and service names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Annual Meeting
The 2008 Annual Meeting of Stockholders will be held at 2 p.m. Central time on Thursday, April 24, 2008, at:

Northern Illinois University
1120 East Diehl Road
Naperville, IL 60563
U.S.A.

Doors will open at 1 p.m.

Internet users can hear a simultaneous live webcast of the annual meeting at www.tellabs.com.

Electronic Voting
As an added convenience, stockholders can vote their proxy by mail, by phone at +1.800.690.6903, or via the Internet at www.proxyvote.com.

Independent Auditors
Ernst & Young LLP,
Chicago, IL U.S.A.

The Tellabs Foundation
The Tellabs Foundation supports nonprofit organizations in the priority areas of education, environment and health. For an annual report on corporate and foundation community activities, contact Meredith Hilt, executive director of Tellabs Foundation, at meredith.hilt@tellabs.com.

Worldwide Locations
Please visit www.tellabs.com and see the "Tellabs Locations" section for the most up-to-date, complete information on Tellabs' global presence. The "Contact Us" page also provides easy access to the right people.

For Information:
In Asia Pacific
Phone: +65.6215.6411
Fax: +65.6215.6422

In Europe, Middle East and Africa
Phone: +44.870.238.4700
Fax: +44.870.238.4851

In Latin America and Caribbean
Phone: +1.954.839.2800
Fax: +1.954.839.2828

In North America
Phone: +1.630.798.8800
Fax: +1.630.798.2000

How to Reach Us
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563 U.S.A.
Phone: +1.630.798.8800
Fax: +1.630.798.2000
www.tellabs.com


tellabs

www.tellabs.com/investors